1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2005.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date August 23, 2005	By	/s/ Chen Guangshui
Chen Guangshui,
Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

YANZHOU COAL MINING COMPANY LIMITED

INTERIM RESULTS FOR THE SIX MONTHS ENDED

30TH JUNE, 2005

Dear shareholders,

The board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) is pleased to present the Company’s unaudited interim operating results for the six months ended 30th June, 2005, which have been reviewed by the audit committee of the Board.

In the first half of 2005, net sales of the Company were RMB6,050.2 million, representing an increase of RMB1,597.8 million or 35.9 % over the same period last year. Net income attributable to the equity holders of the Company was RMB1,884.1 million, representing an increase of RMB659.6 million or 53.9% as compared to the same period last year.

SUMMARY OF UNAUDITED FINANCIAL INFORMATION

(prepared in accordance with International Financial Reporting Standards (“IFRS”))

	For the six months ended 30th June			For the year ended 31st December 2004
	2005	2004	% change as Compared to the same period last year
	(RMB’000) (unaudited)	(RMB’000) (unaudited)	(+/-)	(RMB’000) (audited)
Net sales
Coal net sales	5,958,168	4,341,689	37.2	10,354,337
Domestic	4,537,474	3,181,129	42.6	7,406,988
Exports	1,420,694	1,160,560	22.4	2,947,349
Net income of railway transportation service	92,064	110,731	-16.9	220,771
Total net sales	6,050,232	4,452,420	35.9	10,575,108
Gross profit	3,621,172	2,494,683	45.2	6,023,405
Operating income	2,773,768	1,850,454	49.9	4,709,274
Interest expenses	(14,250)	(20,012)	-28.8	(35,942)
Income before income taxes	2,759,518	1,830,442	50.8	4,673,332
Net income attributable to the equity holders of the Company	1,884,054	1,224,433	53.9	3,154,317
Net cash from operating activities	2,620,952	2,328,937	12.5	4,418,381
Earnings per share Note (RMB/share)	0.383	0.267	43.4	0.665

Note:	With reference to the total share capital of the Company after the issue of bonus shares through the capitalization of the capital reserve of the Company (on the basis of 6 bonus shares for every ten shares) for the year 2004, the total share capital of 3,074 million, 2,870 million and 3,074 million shares of the Company for the six months ended 30th June, 2005 and 30th June, 2004 and for the year ended 31st December, 2004, respectively are adjusted to become 4,918.4 million, 4,592 million and 4,743.6 million shares, respectively for the purpose of calculating the earnings per share.

YANZHOU COAL MINING COMPANY LIMITED

	For the six months ended 30th June		For the year ended 31st December 2004
	2005	2004
	(RMB’000) (unaudited)	(RMB’000) (unaudited)	(RMB’000) (audited)
Current assets	10,851,724	5,815,913	8,306,406
Current liabilities	3,620,216	2,733,414	2,545,111
Total assets	20,575,746	15,024,855	18,336,697
Shareholder’s equity	16,634,419	11,836,992	15,523,751
Return on net assets (%)	11.3	10.34	20.32
Net asset value per share Note (RMB/share)	3.38	2.58	3.27

Note:	With reference to the total share capital of the Company after the issue of bonus shares through the capitalization of the capital reserve of the Company (on the basis of 6 bonus shares for every ten shares) for the year 2004, the total share capital of 3,074 million, 2,870 million and 3,074 million shares of the Company for the six months ended 30th June, 2005 and 30th June, 2004 and for the year ended 31st December, 2004, respectively are adjusted to become 4,918.4 million, 4,592 million and 4,743.6 million shares, respectively for the purpose of calculating the net asset value per share.

REVIEW OF OPERATIONS

The following discussion is based on the Company’s unaudited financial results for the first half of 2005 and 2004 respectively, which were prepared in accordance with IFRS.

Coal Production

In the first half of 2005, raw coal production of the Company was 18.44 million tonnes, representing a decrease of 1.37 million tonnes or 6.9% as compared to the same period last year. The decrease in raw coal production was because the villages with coal underneath moved out behind schedule in the first half of 2005. The Company’s timely adjustment and optimization of its coal mines production layout kept a stable raw coal production.

In the first half of 2005, salable coal production of the Company was 17.20 million tonnes, representing a decrease of 1.43 million tonnes or 7.7% as compared to the same period last year.

Coal Sales

In the first half of 2005, coal sales of the Company were 16.64 million tonnes, representing a decrease of 2.4 million tonnes or 12.6%, as compared to the same period last year. The decrease in coal sales was mainly caused by a decrease in coal production. Among which, (i) sales to the domestic market were 12.94 million tonnes, representing a decrease of 1.27 million tonnes or 8.9%, as compared to the same period last year; (ii) sales to the export market were 3.70 million tonnes, representing a decrease of 1.13 million tonnes or 23.4%, as compared to the same period last year.

YANZHOU COAL MINING COMPANY LIMITED

In the first half of 2005, the Company implemented measures to optimize the sale product mix. The percentage of clean coal sales to total sales increased to 53.7% from 50.5% in the same period last year.

Coal Sales Prices

The following table sets out the selling prices of the Company’s products for the six months ended 30th June, 2005, 30th June, 2004, 31st December, 2004 and for the year ended 31st December, 2004 respectively (prepared in accordance with IFRS):

	For the six months ended 30th June		For the six months ended 31st December 2004	For the year ended 31st December, 2004
	2005	2004
	Average price of coal products (RMB per tonne)
Clean Coal
No. 1 Clean Coal	500.99	311.18	381.40	349.26
No. 2 Clean Coal	479.66	258.95	372.89	318.13
Domestic	522.30	291.80	383.57	346.17
Exports	418.39	244.07	365.17	301.83
No. 3 Clean Coal	367.07	240.48	344.62	293.71
Domestic	367.65	243.43	360.46	298.64
Exports	366.39	236.88	330.63	288.62
Lump Coal	446.34	336.46	452.99	377.92
Domestic	454.14	361.93	466.51	399.60
Exports	395.21	257.55	407.49	308.75
Subtotal for Clean Coal	413.07	253.29	358.12	306.64
Domestic	433.63	266.17	373.23	319.60
Exports	383.97	240.50	344.24	294.26
Screened Raw Coal	333.82	219.47	303.52	258.93
Mixed Coal and others	147.35	111.73	159.06	138.71
Average	358.08	228.05	317.03	272.45
Domestic	350.68	223.82	306.78	264.65

Note:	1	The average price of coal products is the invoice price minus sales taxes, transportation cost from the Company to the ports, port charges and various miscellaneous fees.

	2	The historic average price per tonne of each type of coal products for the six months ended 31st December, 2004, was calculated based on the following formula:

		(Net sales of each type of coal products for the year ended 31st December, 2004) less (Net sales of each type of coal products for the six months ended 30th June 2004)
		(Sales volume of each type of coal products for the year ended 31st December 2004) less (Sales volume of each type of coal products for the six months ended 30th June 2004)

	3	The average coal prices for the first half of 2004, second half of 2004 and the year 2004 have taken into account the impact resulting from the consolidation of Yanmei Shipping and have been adjusted with reference to the prices disclosed in the previous regular reports.

YANZHOU COAL MINING COMPANY LIMITED

The Company’s average coal price for the first half of 2005 was RMB358.08/tonne, representing an increase of RMB130.03/tonne or 57.0%, as compared to the same period last year. Among which, average domestic coal price was RMB350.68/tonne, representing an increase of RMB126.86/tonne or 56.7%, as compared to the same period last year; while average export coal price was RMB383.97/tonne, representing an increase of RMB143.47/tonne or 59.7%, as compared to the same period last year.

Increase in average coal price of the Company was mainly due to: 1) the increase in coal prices in domestic and overseas markets as compared to the same period last year; and 2) the increase in coal sales net price through the implementation of sales strategies such as the optimization of product mix and transportation structure.

Net Sales of Coal

Net sales of coal of the Company were RMB5,958.2 million in the first half of 2005, representing an increase of RMB1,616.5 million or 37.2%, as compared to the same period last year. Among which, net domestic sales were RMB4,537.4 million, representing an increase of RMB1,356.3 million or 42.6%; while net export sales were RMB1,420.7 million, representing an increase of RMB260.1 million or 22.4%, as compared to the same period last year.

The following table sets out the sales volume and net sales in coal by product category for the six months ended 30th June, 2005 and 30th June, 2004 respectively (prepared in accordance with IFRS):

	For the six months ended 30th June, 2005 (unaudited)			For the six months ended 30th June, 2004 (unaudited)
	Sales volume	Net sales	% to total net sales	Sales volume	Net sales	% to total net sales
	‘000 tonnes	RMB’000	(%)	‘000 tonnes	RMB’000	(%)
Clean Coal
No. 1 Clean Coal	403.9	202,361	3.4	288.9	89,893	2.1
No. 2 Clean Coal	3,004.4	1,441,087	24.2	3,041.9	787,697	18.1
Domestic	1,771.5	925,247	15.5	948.3	276,721	6.4
Exports	1,232.9	515,840	8.7	2,093.6	510,976	11.8
No. 3 Clean Coal	5,293.0	1,942,915	32.6	5,798.0	1,394,288	32.1
Domestic	2,857.3	1,050,494	17.6	3,184.3	775,160	17.9
Exports	2,435.7	892,421	15.0	2,613.7	619,128	14.3
Lump Coal	237.8	106,158	1.8	484.6	163,073	3.8
Domestic	206.4	93,725	1.6	366.4	132,618	3.1
Exports	31.4	12,433	0.2	118.2	30,455	0.7
Subtotal of Clean Coal	8,939.1	3,692,521	62.0	9,613.4	2,434,951	56.1
Domestic	5,239.1	2,271,827	38.1	4,787.9	1,274,391	29.4
Exports	3,700.0	1,420,694	23.8	4,825.5	1,160,560	26.7
Screened Raw Coal	6,065.6	2,024,798	34.0	7,923.8	1,739,031	40.1
Mixed Coal and others	1,634.5	240,849	4.0	1,501.1	167,707	3.9

Total	16,639.2	5,958,168	100.0	19,038.3	4,341,689	100.0

Domestic	12,939.2	4,537,474	76.2	14,212.8	3,181,129	73.3

Note:	The net sales of coal for the six months ended 30th June, 2005 and 30th June, 2004 are figures arrived at with the consolidation of Yanmei Shipping.

YANZHOU COAL MINING COMPANY LIMITED

Railway Assets Specifically Used for Coal Transportation

Coal deliveries of the Company made by the railway assets specifically used for coal transportation (“Railway Assets”) in the first half of 2005 were 11.0 million tonnes, representing a decrease of 2.15 million tonnes or 16.3%, as compared to the same period last year. Railway transportation service net income of the Company for the first half of 2005 was RMB92.064 million (the realized income with charges calculated on an ex-mine basis and where exclusive railway charges of Railway Assets were borne by the customers), representing a decrease of RMB18.667 million or 16.9%, over the same period last year.

Cost and Expenses

The following table sets out the Company’s operating expenses, which are also expressed as percentages to total net sales, for each of the six months ended 30th June, 2005 and 2004 respectively:

	Six months ended 30th June
	2005	2004	2005	2004
	(RMB’000)		(% to total net sales)
Net sales
Net sales of coal	5,958,168	4,341,689	98.5	97.5
Net income of railway transportation service	92,064	110,731	1.5	2.5
Total net sales	6,050,232	4,452,420	100.0	100.0
Cost of sales and railway transportation service
Materials	526,848	452,843	8.7	10.2
Wages and employee benefits	524,367	452,389	8.7	10.2
Electricity	140,938	152,393	2.3	3.4
Depreciation	431,605	447,972	7.1	10.1
Expenses for land subsidence, restoring, recovery and environmental protection	359,694	159,585	5.9	3.6
Repairs and maintenance	171,166	122,786	2.8	2.7
Mining rights expenses	9,806	9,806	0.2	0.2
Transportation fees	53,530	24,112	0.9	0.5
Other expenses	211,106	135,851	3.5	3.1
Total cost of sales and railway transportation service	2,429,060	1,957,737	40.1	44.0
Selling, general and administration expenses	905,663	713,037	15.0	16.0
Total operating expenses	3,334,723	2,670,774	55.1	60.0

Total operating expenses of the Company for the first half of 2005 were RMB3, 334.7 million, representing an increase of RMB663.9 million or 24.9%, as compared to the same period last year. Among which, cost of sales and railway transportation service increased by 24.1% while selling, general and administration expenses increased by 27.0%.

The percentage of total operating expenses to total net sales decreased from 60.0% in the same period last year to 55.1% in this reporting period.

YANZHOU COAL MINING COMPANY LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis are based on the Company’s unaudited interim financial reports of 2005 and 2004 respectively. These financial reports have been prepared in accordance with IFRS. In respect of the differences between IFRS and accounting principles generally accepted in the United States of America (the “US GAAP”), please refer to note 37 to the financial information prepared in accordance with IFRS.

In the first half of 2005, net realized sales of the Company were RMB6,050.2 million, representing an increase of RMB1,597.8 million or 35.9%, from RMB4,452.4 million over the same period in 2004. Among which, (1) net realized sales of coal were RMB5, 958.2 million, representing an increase of RMB1,616.5 million or 37.2%, as compared to RMB4,341.7 million over the same period in 2004. The increase was the result of a setoff among an increase of RMB1,840.1 million attributable to the increase in price, an increase of 323.5 million attributable to the implementation of the “Four Optimizations” for the sales of coal and a decrease of RMB547.1 million attributable to the decrease in sales volume; and (2) net income generated from railway transportation service was RMB92.064 million, representing a decrease of RMB18.667 million or 16.9%, from RMB110.7 million of the same period last year. The decrease was primarily due to the decrease in the coal transportation volume, the charges of which were calculated on an ex-mine basis and where exclusive railway charges of Railway Assets were borne by the customers, as compared with the same period last year.

In the first half of 2005, cost of sales and railway transportation service were RMB2, 429.1 million, representing an increase of RMB471.4 million or 24.1%, as compared to RMB1,957.7 million over the same period in 2004. Among which, coal sales cost was RMB2,376.7 million representing an increase of RMB459.8 million or 24.0%, as compared to RMB1,916.9 million for the same period last year; while the unit cost of coal sales was RMB142.84, representing an increase of RMB42.15 or 41.9%, compared to RMB100.69 for the same period last year. This was mainly because (1) objective factors increased the unit cost of coal sales by RMB21.47, among which the reduction of the rate of export tax rebates resulted in an increase of RMB2.93, the increased price in raw materials resulted in an increase of RMB5.32 and the increase in land subsidence expenditures resulted in an increase of RMB13.22; (2) increase in wages of employees in line with the increase of the Company’s efficiency increased the unit cost of coal sales by RMB7.45; (3) increase in expenditure due to the implication of “The Four Optimizations” increased the unit cost of coal sales by RMB5.50; (4) increase in safety measures increased the unit cost of coal sales by RMB2.87; (5) decrease in raw coal production volume resulted in a decrease in sale volume of 2.4 million tonnes compared to the same period last year which increased the fixed cost per tonne, resulting in an increase of the unit cost of coal sales by RMB4.81; (6) effective costs control of the Company partially offset the impact of the abovementioned factors that increased sales cost.

In the first half of 2005, selling, general and administration expenses (“SG&A”) of the Company were RMB905.7 million, representing an increase of RMB192.7 million or 27.0%, from RMB713.0 million over the same period in 2004. The increase in SG&A was mainly due to: (1) an increase in pension scheme funds of RMB45.422 million; (2) an increase in wages and employees’ benefits of RMB61.144 million; (3) an increase in resources compensation fees of RMB12.062 million; (4) an increase in repairs and maintenance expenses of RMB30.665 million; (5) an increase in the preliminary expenses for the Austar Coal Mine in Australia of RMB54.856 million.

In the first half of 2005, the Company’s realized operating income was RMB2, 773.8 million, representing an increase of RMB923.3 million or 49.9%, compared to RMB1,850.5 million over the same period in 2004.

In the first half of 2005, interest expenses of the Company were RMB14.250 million, representing a decrease of RMB5.762 million or 28.8%, compared to RMB20.012 million over the same period in 2004. This was primarily due to the decrease in long-term bank loan balance compared to the same period last year.

YANZHOU COAL MINING COMPANY LIMITED

In the first half of 2005, income before tax of the Company was RMB2,759.5 million, representing an increase of RMB929.1 million or 50.8%, compared to RMB1,830.4 million over the same period in 2004.

In the first half of 2005, net realized income attributable to the equity holders of the Company was RMB1,884.1 million, representing an increase of RMB 659.7 million or 53.9%, compared to RMB 1,224.4 million for the same period in 2004.

Total assets of the Company increased from RMB18,336.7 million as at 31st December, 2004 to RMB20,575.7 million as at 30th June, 2005, representing an increase of RMB2,239.0 million or 12.2%,. The increase was primarily due to the increase of assets value resulting from the Company’s operating activities.

Total liabilities of the Company increased from RMB2,809.3 million as at 31st December, 2004 by RMB1,128.3 million or 40.2%, to RMB3,937.6 million as at 30th June, 2005. The increase in the Company’s total liabilities was primarily due to: (1) other payables and accrued expenses increased by RMB265.9 million; (2) amounts due to Yankuang Group Corporation Ltd. (the “Parent Company”) and its other subsidiaries increased by RMB673.6 million; (3) taxes payable increased by RMB282.8 million; (4) deferred tax liability increased by RMB53.224 million; and (5) accounts payable decreased by RMB147.1 million.

Shareholders’ equity increased from RMB15,523.8 million as at 31st December 2004 by RMB1,110.6 million or 7.2%, to RMB16,634.4 million as at 30th June 2005. The increase was principally attributable to the profits generated from the Company’s operating activities.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations was the Company’s major source of capital during the first half of 2005. The Company’s principal use of the capital was payment for operating activities expenditure and the purchase of property, plant and equipment.

As at 30th June, 2005, the balance of the Company’s bills and accounts receivable were RMB1,324.5 million, representing an increase of RMB100.7 million or 8.2% from RMB1,223.8 million as at 31st December, 2004. Out of the total receivables for the period, bills receivable accounted for RMB1,080.5 million, representing an increase of RMB190.5 million or 21.4%, as compared to RMB890.0 million as at 31st December, 2004. Increase in bills receivable was primarily due to the increase in documentary acceptance bill from coal sales. Accounts receivable decreased from RMB333.7 million as at 31st December, 2004 by RMB89.765 million or 26.9%, to RMB244.0 million as at 30th June, 2005. The decrease was a result of the Company’s strengthened efforts to collect its accounts receivable of previous financial years.

As at 30th June, 2005, inventories of the Company increased from RMB485.4 million as at 31st December, 2004 by RMB112.1 million or 23.1%, to RMB597.5 million. The increase was mainly due to the increase of inventory materials and coal.

Prepayments and other current assets increased from RMB188.3 million as at 31st December, 2004 by RMB93.076 million or 49.4%, to RMB281.4 million as at 30th June, 2005. The increase was mainly due to the increase in prepayments and deferred expenses.

Total accounts payable decreased from RMB478.3 million as at 31st December, 2004 by RMB147.1 million or 30.8%, to RMB331.2 million as at 30th June, 2005. The decrease was mainly due to the partial repayment of accounts payable by the Company.

YANZHOU COAL MINING COMPANY LIMITED

Other payables and accrued expenses increased from RMB1,337.6 million as at 31st December, 2004 by RMB265.9 million or 19.9%, to RMB1,603.5 million as at 30th June, 2005. The increase was mainly due to an increase in dividends payable.

In the first half of 2005, the Company’s capital expenditure was RMB194.0 million. This was mainly used for the purchase and refurbishment of properties, machinery and equipment.

As at 30th June, 2005, the Company’s debt to equity ratio was 2.7%, which was calculated based on shareholders’ equity and total liabilities amounting to RMB16,634.4 million and RMB441.1 million respectively.

Taking into account the cash in hand and the abundant capital sources, the Company believes that it will have sufficient operating capital to meet its current needs.

TAXATION

The Company is subject to an income tax rate of 33% on its taxable profits for the reporting period.

US GAAP RECONCILIATION

The Company’s unaudited interim financial statements are prepared in accordance with IFRS, which differs in certain aspects from the US GAAP. In respect of these differences, please refer to note 37 to the financial statements of this reporting period prepared in accordance with IFRS contained herein.

OUTLOOK FOR THE SECOND HALF OF 2005

In the second half of 2005, the demand and supply in the domestic and overseas coal markets is expected to achieve an equilibrium. Coal prices are expected to adjust narrowly at a high level.

The demand and supply in the domestic coal market is generally expected to achieve an equilibrium. High quality coal price is expected to hover at a high level whilst the price of certain types of products is expected to adjust downward slightly. The national economy of the PRC maintains a steady growth. With the impact of the macroeconomic control measures, the domestic demand in coal continues to increase, though at a more gentle pace. Under the impact of the enhanced capacity of railway transportation of coal and the reduction in coal exports and increase in coal imports by the PRC government, the tightness of the domestic coal transportation has been eased and the supply increases. The continued effort in closing down unsafe small-medium coal mines by the State makes the pace of the production volume growth of coal to become gentle. It is expected that an equilibrium in the demand and supply of coal in the PRC will generally be achieved in the second half of 2005, coal price will remain stable, high quality coal price will hover at a high level and poor quality coal price will experience a downward adjustment.

YANZHOU COAL MINING COMPANY LIMITED

International thermal coal price is generally expected to remain stable but metallurgic coal price is expected to experience a downward adjustment. The demand for coal in the international market continues to increase, though at a more gentle pace. Benefited from the economic recovery of the regions in Asia and the increase in demand for electricity, the demand for thermal coal incessantly increases. The increase in exports by the principal coal-producing countries such as Australia and Indonesia and the decrease in international sea freight costs results in the increase in the supply of international thermal coal. The demand and supply in international thermal coal basically achieves an equilibrium. The incessant-rising crude oil price and the reduction in the coal exports by the PRC help to support the international thermal coal price to hover at a high level. Excessive market supply in coke results in the decrease in international coking coal price, which will lead to a downward adjustment in price of the semi-soft coking coal.

The Company has entered into contracts for coal exports in 2005 in a volume of 8.02 million tonnes. The 2005 average contract price of coal products increases by USD12.25 as compared to the average contract price in the previous year, representing an increase of 23.6%.

Operating Strategies in the Second Half of 2005

The Company will use its best endeavors to increase its profitability and shareholders’ return through its internal development and external expansion. In the second half of 2005, the Company will focus on the following two operating strategies:

i)	Speeding up the pace of the existing external resources development projects and continuing to look for new acquisition opportunities.

The Company will increase the pace of construction progress of the Zhaolou coal mine in Heze City, Shandong Province and speed up the preparatory works prior to the commencement of production by Austar Coal Mine in Australia. The Company will also increase the pace of construction progress of the methanol project and push forward the business negotiation of the new coal mine project in Shaanxi Province. The Company will continue to look for new acquisition opportunities in coal and other relating industries in and outside PRC, expand the operating scale of its coal mine, develop coal deep processing business, extend the coal industry chains and enhance the development of the Company.

ii)	Improving operation and management and enhancing the profitability of the existing coal mines.

The Company aims to achieve growth in its results by stabilizing its existing coal output and sales volume, deepening the “Four Optimizations” for the sale of coal and strengthening cost control measures.

Firstly, speeding up moving the villages with coal underneath, reasonably adjusting the production layout, optimizing the production system of coal mines and perfecting the ancillary techniques and facilities to maintain the stability of the existing coal production volume.

Secondly, continuing to deepen the “Four Optimizations” for sales of coal and increasing net product prices. The Company will optimize its products mix, user mix, transportation structure and port flow structure to reduce sale cost and increase net product sale prices.

Thirdly, tightening the cost control measures. The Company will improve the financial control system and the budget management system, implement the budgeting management for its capital, costs and currency funds and control the capital risk.

YANZHOU COAL MINING COMPANY LIMITED

CHANGES IN SHARE CAPITAL AND SUBSTANTIAL SHAREHOLDERS

Change in Share Capital During this Reporting Period

As at 30th June 2005, there was no change in the total number of shares and the capital structure of the Company as compared with the same as at 31st December 2004.

The issue of bonus shares through the capitalization of the capital reserve of the Company (the “Bonus Share Issue”) was completed on 27th July, 2005. For detailed information please refer to the paragraph headed “Final Dividends Distribution & Bonus Share Issue” in the section headed “Disclosure of Significant Events”.

Number of Shareholders as at the End of this Reporting Period

As at 30th June 2005, the Company had 26,405 shareholders, of which one was holder of state-owned legal person shares, 26,274 were holders of A shares and 130 were holders of H shares.

Substantial Shareholders

As at 30th June 2005, the top 10 shareholders and the top 10 shareholders holding listed shares of the Company are as follows:

Name	Class of shares held	Number of shares at the end of this reporting period	Percentage holding of the total capital of the Company as at 30th June, 2005	Changes in the number of shares held during this reporting period	Listing status
		(shares)	(%)	(+/-) (shares)	(listed/unlisted)
Yankuang Group Corporation Limited	State-owned legal person share	1,670,000,000	54.33%	0	Unlisted
HKSCC Nominees Limited	H Shares	1,220,501,998	39.70%	-1,992,001	Listed
CITIC Classic Allocation Securities Investment Fund	A Shares	12,726,984	0.41%	1,248,800	Listed
Shenyin & Wanguo - Citibank - Deutsche Bank Aktiengesellschaft	A Shares	10,848,152	0.35%	7,808,158	Listed
International Finance - Standard Chartered - Citigroup Global Markets Limited	A Shares	9,131,884	0.30%	6,938,416	Listed
Shenyin & Wanguo - Citibank - UBS Limited	A Shares	8,540,775	0.28%	7,308,775	Listed
Changsheng Dynamic Select Securities Investment Fund	A Shares	5,912,700	0.19%	-5,074,503	Listed
CITIC - Industrial & Commercial Bank of China - Credit Suisse First Boston (Hong Kong) Limited	A Shares	5,857,873	0.19%	5,857,873	listed
Tongsheng Securities Investment Fund	A Shares	4,080,418	0.13%	103,300	Listed
Yangjiang Xizhilang Pudding Manufacturing Co., Ltd.	A Shares	4,036,353	0.13%	-92,300	Listed
Shanghai Stock Exchange 50 Exchange Traded Open-End Index Securities Investment Fund	A Shares	3,708,866	0.12%	3,708,866	Listed

YANZHOU COAL MINING COMPANY LIMITED

Note:	The above number of shareholders as at the end of this reporting period and shareholding information of substantial shareholders were prepared according to the registers of shareholders of the Company as at 30th June, 2005 which were provided by Shanghai Branch of China Securities Depository and Clearing Corporation Limited and Hong Kong Registrars Limited.

Pursuant to the Securities Act of the People’s Republic of China, save as disclosed above, no other shareholders were recorded in the register as at 30th June, 2005 as having an interest of 5% or more of the Company’s public shares.

None of the shares held by the Yankuang Group Corporation Limited were pledged, locked up or held under trust during this reporting period. It is uncertain as to whether the shares held by the other Shareholders as disclosed above were pledged, locked up or held under trust.

As the clearing and settlement agent for the Company’s H shares, HKSCC Nominees Limited held the Company’s H shares in a nominee capacity.

Among the shareholders as disclosed above, Changsheng Dynamic Select Securities Investment Fund and Tongsheng Securities Investment Fund are both under the management of Changsheng Fund Management Co., Ltd. Related party relationships and concert actions among the other shareholders are not known.

During this reporting period, there was no change in the controlling shareholders or actual controlling person of the Company.

Save as disclosed below, as at 30th June, 2005, no other person (other than the Director, chief executive or supervisor of the Company) had an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance (the “SFO”).

YANZHOU COAL MINING COMPANY LIMITED

Name of substantial shareholder	Class of shares	Number of shares held	Capacity	Type of interest	Percentage in the relevant class of share capital	Percentage in total share capital
		(shares)
Yankuang Group Corporation Limited	Domestic Shares (state-owned legal person shares)	1,670,000,000(L)	Beneficial Owner	Corporate	90.27%	54.33%

Credit Suisse Group	H Shares	103,118,659(L) (including 1,796,296 (P)) 69,675,816 (S)	Interest of controlled corporations	Corporate	8.83 (Note 1)%	5.62%

J.P. Morgan Chase & Co.	H Shares	168,133,652(L) 56,635,144(S)	Beneficial owner, Investment manager and Custodian corporation/ Approved lending agent	Corporate	11.48 (Note 1)%	7.31%

Citigroup Inc.	H Shares	154,100,372(L) (including 5,548,000 (P)) 16,145,800(S)	Beneficial owner, and Custodian corporation/ Approved lending agent	Corporate	8.69 (Note 1)%	5.54%

Notes:

1.	The calculation of this percentage (as shown in the relevant substantial shareholder notices) is based on the 1,958,400,000 H Shares as enlarged by the number of bonus shares issued by the Company through the capitalization of capital reserve of the Company. Please note that the bonus shares were not issued in the reporting period (i.e. for the six-month period ended 30th June 2005) but were issued by the Company on 27th July 2005.

2.	As at 30th June, 2005, State Street Corporation filed a corporate substantial shareholder notice on 23rd July, 2004 in which it was noted that State Street Corporation, via its controlled corporation, State Street Bank & Trust Company, was taken to be interested in 51,034,521 H Shares in a long position or 5.00% of the Company’s total H Shares. The 5.00% mentioned was calculated based on the total number of H Shares prior to the listing of the Company’s 204,000,000 placing H shares on 15th, July 2004. Based on the enlarged number of 1,224,000,000 H Shares after the placing of the additional 204,000,000 H Shares by the Company in July 2004, the correct percentage interest held by State Street Corporation (to the Company’s total H Shares) as at 30th June, 2005 should be 4.17%.

3.	The information disclosed is based on the information available on the website of The Stock Exchange of Hong Kong Limited.

4.	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

YANZHOU COAL MINING COMPANY LIMITED

SHAREHOLDINGS OF DIRECTORS AND SUPERVISORS OF THE COMPANY

Save as disclosed below, as at 30th June, 2005, none of the directors, chief executive or supervisors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) (i) as recorded in the register required to be kept under section 352 of the SFO; or (ii) as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (which shall be deemed to apply to the Company’s supervisors to the same extent as it applies to the Company’s directors).

Name	Capacity	Title	Number of domestic shares held at the beginning of this reporting period	Number of domestic shares held at the end of this reporting period	Reasons for changes
			(shares)	(shares)
Wang Xin	—	Chairman of the Board	0	0	No change
Geng Jiahuai	—	Vice Chairman of the Board	0	0	No change
Yang Deyu	Beneficial owner	Vice Chairman of the Board and General Manager	10,000	10,000	No change
Shi Xuerang	—	Director	0	0	No change
Chen Changchun	—	Director	0	0	No change
Wu Yuxiang	Beneficial owner	Director and Chief Financial Officer	10,000	10,000	No change
Wang Xinkun	—	Director and Vice General Manager	0	0	No change
Chen Guangshui	Beneficial owner	Director, Secretary of the Board	1,000	1,000	No change
Dong Yunqing	—	Director	0	0	No change
Pu Hongjiu	—	Independent Non-executive Director	0	0	No change
Cui Jianmin	—	Independent Non-executive Director	0	0	No change
Wang Xiaojun	—	Independent Non-executive Director	0	0	No change
Wang Quanxi	—	Independent Non-executive Director	0	0	No change
Meng Xianchang	Beneficial owner	Chairman of the Supervisor Committee	10,000	10,000	No change
Song Guo	—	Vice Chairman of the Supervisor Committee	0	0	No change
Zhang Shengdong	—	Supervisor	0	0	No change
Liu Weixin	—	Supervisor	0	0	No change
Xu Bentai	—	Supervisor	0	0	No change

All the interests disclosed above represent long position in the shares of the Company.

As at 30th June, 2005, total number of domestic shares of the Company held by the directors and supervisors of the Company was 31,000 shares, representing 0.001% of the total share capital of the Company.

As at 30th June, 2005, none of the directors, chief executive or supervisors of the Company or their spouses or children under the age of 18 was given the right to acquire shares or debentures of the Company or any associated corporation (within the meaning of the SFO) or had exercised any such right as at 30th June, 2005.

YANZHOU COAL MINING COMPANY LIMITED

DISCLOSURE OF SIGNIFICANT EVENTS

Final Dividends Distribution & Bonus Share Issue

At the 2004 annual general meeting of the Company held on 28th June, 2005, the shareholders of the Company approved (i) the final dividends of RMB799.24 million (before tax), or RMB0.26 (before tax) per share to be declared and paid to the shareholders of the Company; and (ii) the issue of bonus shares on the basis of six bonus shares for every ten existing shares based on the total share capital of 3,074,000,000 shares of the Company as at 31st December, 2004, increasing the Company’s total share capital to 4,918,400,000 shares.

Payments of the 2004 final dividends and the issue of bonus shares to the holders of H shares were completed on 27th July, 2005. The newly issued bonus shares were listed for public dealings from 28th July, 2005.

Interim Dividends Distribution

There will be no payment of interim dividends nor issue of bonus shares for the half-year of 2005.

Election of New Session of Directors and Supervisors

At the 2004 annual general meeting of the Company held on 28th June, 2005, Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing were elected as directors of the third session of the Board, Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi were elected as independent non-executive directors of the third session of the Board, and Mr. Meng Xianchang, Mr. Song Guo, Mr. Zhang Shengdong and Mr. Liu Weixin were elected as shareholders representative supervisors of the third session of the supervisor committee. And at the employees representatives conference of the Company held in May 2005, Mr. Xu Bentai was elected as the employee representative supervisor of the third session of the supervisory committee.

The term of office for the directors of the third session of the Board and that of the supervisors of the third session of the supervisory committee are both three years, to commence from the conclusion of the 2004 annual general meeting to the shareholders’ meeting appointing the directors of the fourth session of the Board and the supervisors of the fourth session of the supervisory committee.

Election of Chairman, Vice Chairman and Appointment of Senior Management

At the first meeting of the third session of the Board held on 28th June, 2005: Mr. Wang Xin was elected as the chairman of the third session of the Board; Mr. Geng Jiahuai and Mr. Yang Deyu were elected as the vice-chairmen of the third session of the Board; Mr. Yang Deyu was appointed as the general manager of the Company; Mr. Jin Tai, Mr. Zhang Yingmin, Mr. He Ye, Mr. Wang Xinkun, Mr. Tian Fengze, Mr. Shi Chengzhong and Mr. Lai Cunliang were appointed as the deputy general managers; Mr. Wu Yuxiang was appointed as the chief financial officer; Mr. Chen Guangshui was appointed as the secretary of the Board; Mr. Ni Xinghua was appointed as the chief engineer; Mr. Wu Yuxiang and Mr. Chen Guangshui were appointed as the Company’s authorized representatives.

Establishment of Special Committee of the Board and Adjustment of Functioning Departments

At the first meeting of the third session of the Board, the establishment of the audit committee of the third session of the Board was approved. Mr. Cui Jianmin, Mr. Pu Hongjiu, Mr. Wang Xiaojun, Mr. Wang Quanxi, Mr. Chen Changchun and Mr. Dong Yunqing were appointed as members of the audit committee with Mr. Cui Jianmin being the chairman.

The establishment of the remuneration committee of the third session of the Board was approved. Mr. Wang Quanxi, Mr. Wang Xiaojun and Mr. Dong Yunqing were appointed as members of the remuneration committee with Mr. Wang Quanxi being the chairman.

YANZHOU COAL MINING COMPANY LIMITED

Adjustment of some functioning departments of the Company was approved: removal of the original economic operation department; establishment of the general coordination department, enterprise management department, project department and the enterprise community office.

Election of Chairman and Vice Chairman of the Supervisor Committee

At the first meeting of the third session of the supervisor committee held on 28th June, 2005, Mr. Meng Xianchang was elected as the chairman of the supervisor committee, and Mr. Song Guo was elected as the vice chairman of the supervisor committee.

Amendments to the Articles of Association of the Company

Pursuant to the approval of the 2004 annual general meeting, the Company amended the articles of association of the Company (the “Articles of Association”) in accordance with the new requirements of domestic and overseas supervising authorities and the needs of daily operations of the Company. Details of the amendments to the Articles of Association were posted to the shareholders of the Company on 13th May, 2005 and were published in the domestic China Securities Journal, Shanghai Securities News and Wen Wei Po, South China Morning Post of Hong Kong on 13th May, 2005.

Pursuant to the authorization granted in the 2004 annual general meeting of the Company, the Company amended Articles 16, 17 and 20 of the Articles of Association at the second meeting of the third session of the Board held on 19th August, 2005 so as to reflect the changes in the total share capital and the share capital structure of the Company after the Bonus Share Issue. Details of the amendments to the Articles of Association were published in the domestic China Securities Journal, Shanghai Securities News and Wen Wei Po, South China Morning Post of Hong Kong on 22nd August, 2005.

External Guarantees by the Company

As at 30th June 2005, no external guarantees has been made by the Company.

The above information concerning external guarantee by the Company constitutes a disclosure required under the relevant laws of China (excluding Hong Kong).

Acquisition of Equity Interest of Heze Neng Hua

For the purpose of obtaining reserve coal resources, enhancing profitability, and further implementing the non-competing undertakings and the undertakings related to the exploitation of coal resources in Juye coalfield made by the Parent Company at the time of the listing of the Company, the Company commenced the process to acquire 95.67% equity interest in Yankuang Heze Power Chemical Company Limited (now renamed as Yanmei Heze Neng Hua (“Heze Nenghua”)) owned by the Parent Company in November 2004.

The first extraordinary general meeting of the Company in 2005 was held on 19th August, 2005, in which the “Equity Transfer Agreement Between Yankuang Group Company Limited and Yanzhou Coal Miing Company Limited”, the “Supplemental Equity Transfer Agreement Between Yankuang Group Company Limited and Yanzhou Coal Mining Company Limited” (the “Supplemental Agreement”) and the relevant arrangement of down payment for the equity transfer were approved. Pursuant to the Supplemental Agreement, the consideration for the equity transfer in Heze Nenghua was RMB584.01 million. At any time within 12 months from the grant of mining rights for Zhaolou coal mine and Wanfu coal mine to the Parent Company, Heze Neng Hua or any other subsidiary of the Company has a right to purchase such mining rights. When exercising the above right, Heze Nenghua or any other subsidiary company of the Company shall sign another agreement for the purchase of such mining rights with the Parent Company.

YANZHOU COAL MINING COMPANY LIMITED

The equity interest transfer in Heze Nenghua is undergoing the relevant procedures for transfer of domestic state-owned property rights, and the price at which equity interest is acquired still needs the approval by State-owned Assets Management Committee of Shandong Province. The Company will make another announcement when the equity interest transfer is completed.

Material Litigation And Arbitration

Upon approval by the Board, the Company made an entrusted loan of RMB640 million to Shandong Xin Jia Industrial Company Limited through the Bank of China Jining Branch, which was secured by a guarantee provided by Lianda Group Limited, in December 2004. To control and avoid risk and to ensure repayment of the principal and interest of the entrusted loan, the Company has applied and obtained an order from the People’s High Court of Shandong Province to freeze the 289 million shares held by Lianda Group in Huaxia Bank Company Limited (“Huaxia Bank Shares”).

Since Shandong Xin Jia failed to duly repay the principal or the interest, the Higher People’s Court of Shandong Province gave an order on 28th March, 2005 for a lawful auction of the freezed Huaxia Bank Shares held by Lianda Group Limited in order to satisfy the principal, the interest, the penalty interest and the related costs and expenses of the entrusted loan. As at the end of this reporting period, the Higher People’s Court of Shandong Province has not yet completed the procedure for the auction and the Company has not yet received the principal, the interest, the penalty interest and the related costs and expenses of the entrusted loan.

The Higher People’s Court of Shandong Province has entrusted an auction institution to publish an auction announcement on 16th August, 2005 to fix the date for the auction of the freezed Huaxia Bank Shares on 6th September, 2005.

Save as disclosed above, the Company was not involved in other significant litigation and arbitration during the reporting period.

Material Contracts

Save as the Supplemental Agreement in the paragraph headed “Acquisition of Equity Interest of Heze Neng Hua”, the Company was not a party to any other material contract during this reporting period.

Entrusted Loans

Entrusted loans that occurred in previous years and continued into this reporting period are as follows:

No.	Bank Entrusted	Borrower	Amount of entrusted loan	Term of the Loan	Annual interest	Whether through statutory process	Whether there is a provision for devaluation	Whether principal has been repaid	Accumulated interest income
			(RMB’000)						(RMB’000)
1	The Industrial & Commercial Bank of China Linyi Branch	Shandong Xianglong Industrial Co., Ltd.	160,000	From 22nd September 2004 to 22nd September 2005	5.31%	Yes	No	No	6,350
2	Industrial Bank Co., Ltd. Jinan Branch	Shandong Cement Factory Co., Ltd.	50,000	From 30th September 2004 to 20th September 2005	5.05%	Yes	No	No	1,849
3	Bank of China Jining Branch	Shandong Xinjia Industrial Co., Ltd.	640,000	From 20th December 2004 to 19th January 2005	7%	Yes	No	No	0

YANZHOU COAL MINING COMPANY LIMITED

Upon approval of the first meeting of the third session of the Board held on 28th June, 2005, the Company intends to extend an entrusted loan of AUD121 million to the Company’s wholly owned subsidiary, Yancoal Australia Pty Limited. The entrusted loan is yet to be effected.

In this reporting period, the Company has no other entrusted loans. Save as disclosed above, the Company has no other plan for entrusted loans.

The above information concerning entrusted loans constitutes a disclosure required under the relevant laws of China (excluding Hong Kong).

CONNECTED TRANSACTION

Details of the connected transaction occurred in the first half of 2005 are set out in note 48 to the financial statements prepared in accordance with the PRC GAAP contained herein.

BORROWINGS

Details concerning borrowings of the Company are set out in note 27 to the financial statements prepared in accordance with the IFRS contained herein.

REPURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY

During this reporting period, the Company and its subsidiaries did not repurchase, sell or redeem any shares of the Company.

COMPLIANCE WITH MODEL CODE

Having made specific enquiry of all the directors of the Company, during this reporting period, the directors have strictly complied with the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) set out in Appendix 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“the Listing Rules”). The Company has not adopted a code of conduct regarding the securities transactions of the directors that is of a lesser standard than the required standard set out in the Model Code.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

Save as disclosed below, the Company has complied with the code provisions in the Code On Corporate Governance Practices set out in Appendix 14 of the Listing Rules (the “Code Provision”) during this reporting period.

The Board has not established written guidelines for employees in respect of their dealings in the securities of the Company in accordance with the Code Provision article A.5.4. The reason is that PRC laws and regulations such as the Securities Law of People’s Republic of China and the Temporary Measures On Prohibiting Securities Cheat & Fraud are no less strict than the Code Provision in respect of the purchase and sale of securities of a listed company by persons with insider information. The employees of the Company have to observe such domestic laws and regulations. Pursuant to the laws and regulations of the PRC, the securities accounts (if any) of the directors, supervisors and senior management of the Company are locked by the China Securities Depository and Clearing Corporation Limited. The shares of the Company held by them cannot be sold during the term of their appointments and during the period of six months after the cessation of the term of their appointments.

YANZHOU COAL MINING COMPANY LIMITED

IMPACT OF FLUCTUATIONS IN EXCHANGE RATES ON THE COMPANY

In the first half of 2005, exchange rate for RMB to US dollars varied slightly and basically has no influence on the Company’s financial status for the first half of 2005.

Starting from 21st July, 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. RMB will no longer be pegged to the US dollar. Based on the closing price of RMB exchange rate announced by the People’s Bank of China on 21st July, RMB appreciated by approximately 2% to US dollars.

Impact of RMB appreciation to the Company is mainly reflected in (a) (coal exports of the Company are calculated in US dollar) decrease of income through coal export after conversion into RMB; (b) increase of conversion loss of foreign currency deposit; and (c) reduction of the Company’s import costs of equipment and fittings. The Company expects that the reform on RMB exchange rate regime will have a relatively small impact on the Company’s operation.

The Company has no plan to make hedging arrangements for the exchange rates of RMB to foreign currencies.

EMPLOYEES

As at 30th June, 2005, the Company had 29,674 employees, of whom 2,013 were administrative personnel, 1,046 were technicians, 22,810 were directly involved in coal production and 3,805 were supporting staff.

POLICY OF REMUNERATION

The Company adopts a combined annual remuneration and risk control system for assessing and rewarding the directors and senior management of the Company. The annual remuneration consists of basic salary and benefit income: basic salary is determined according to the operational scale of the Company with reference to the market wages and the income of employees whereas benefit income is determined by the actual operational achievement of the Company. The annual remunerations for the directors and senior management of the Company are pre-paid on a monthly basis and are cashed after the examination to be carried out next year.

The remuneration for the directors has to be approved in the shareholders’ general meeting while the remuneration for the senior management has to be approved by the Board.

The remuneration policy of the other employees of the Company is principally a position and skill remuneration system, which determines the remuneration of the employees on the basis of their positions and responsibilities and their quantified assessment results. Awards are linked to the Company’s overall economic efficiency.

AUDITORS

The Company retained Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (certified public accountants in the PRC (excluding Hong Kong)) and Deloitte Touche Tohmatsu (certified public accountants in Hong Kong) as its domestic and international auditors, respectively.

YANZHOU COAL MINING COMPANY LIMITED

DOCUMENTS AVAILABLE FOR INSPECTION

The following documents are available for inspection in the office of the secretary to the Board at 298 Fushan South Road, Zoucheng, Shandong Province, PRC:

•	the full text of the interim report signed by the Chairman;

•	financial statements having the chop of the Company and signed by corporate representative, responsible person of the accounting work and responsible person of the accounts department;

•	all documents which were published during the reporting period in newspapers designated by the China Securities Regulatory Commission;

•	the Articles of Association;

•	the full text of the interim report released in other securities markets.

On behalf of the Board

Wang Xin

Chairman

19th August, 2005

Zoucheng, People’s Republic of China

YANZHOU COAL MINING COMPANY LIMITED

INTERIM REPORT

(i) Financial Information under PRC GAAP

BALANCE SHEET

AT JUNE 30, 2005

		The Group		The Company
	NOTES	At June 30, 2005	At December 31, 2004	At June 30, 2005	At December 31, 2004
		RMB	RMB	RMB	RMB
		(unaudited)	(audited)	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Bank balances and cash	5	7,725,699,972	5,278,468,720	6,864,138,214	5,003,516,578
Current investments	6	850,000,000	850,000,000	850,000,000	850,000,000
Notes receivable	7	1,102,326,026	898,465,509	1,102,326,026	897,865,509
Dividends receivable		—	—	260,400	350,456
Accounts receivable	8	256,129,911	340,848,078	256,129,911	340,848,078
Other receivables	9	186,543,960	432,247,118	320,139,462	401,278,358
Prepayments	11	128,757,919	60,049,058	127,830,762	66,218,808
Inventories	12	597,462,794	485,428,372	591,558,291	474,377,994
Deferred expenses	13	77,822,083	56,644,671	76,708,718	55,863,146

TOTAL CURRENT ASSETS		10,924,742,665	8,402,151,526	10,189,091,784	8,090,318,927

LONG-TERM EQUITY INVESTMENTS	14	645,667,978	646,226,054	1,606,722,470	1,618,135,335

FIXED ASSETS
Fixed assets - cost	15	15,115,111,756	15,024,982,743	14,826,388,650	14,813,883,039
Less: Accumulated depreciation	15	7,248,003,605	6,773,521,923	7,239,875,969	6,766,087,913

Fixed assets - net book value	15	7,867,108,151	8,251,460,820	7,586,512,681	8,047,795,126
Materials held for construction of fixed assets	16	1,550,652	1,993,287	1,550,652	1,993,287
Fixed assets under construction	17	178,136,697	84,512,193	165,348,911	81,594,857

TOTAL FIXED ASSETS		8,046,795,500	8,337,966,300	7,753,412,244	8,131,383,270

INTANGIBLE ASSETS AND OTHER ASSETS:
Intangible assets	18	810,946,150	827,575,090	778,633,689	794,940,709
Long-term deferred expenses	19	54,856,294	—	—	—

TOTAL INTANGIBLE ASSETS AND OTHER ASSETS		865,802,444	827,575,090	778,633,689	794,940,709

TOTAL ASSETS		20,483,008,587	18,213,918,970	20,327,860,187	18,634,778,241

YANZHOU COAL MINING COMPANY LIMITED

BALANCE SHEET - CONTINUED

AT JUNE 30, 2005

		The Group		The Company
	NOTES	At June 30, 2005	At December 31, 2004	At June 30, 2005	At December 31, 2004
		RMB (unaudited)	RMB (audited)	RMB (unaudited)	RMB (audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	20	373,388,228	515,892,192	373,383,118	515,892,192
Advances from customers	21	279,519,493	458,038,528	279,494,040	458,022,488
Salaries and wages payable		75,580,998	80,241,534	70,243,025	80,223,075
Dividends payable	22	365,040,000	—	365,040,000	—
Taxes payable	23	997,550,983	784,731,685	997,508,133	784,396,963
Other payables	24	1,421,092,287	616,637,336	1,297,313,002	1,065,538,997
Provisions	25	(97,017,189)	(103,406,734)	(97,017,189)	(103,406,734)
Long-term payable due within one year	26	366,269,717	218,732,157	366,269,717	218,732,157

TOTAL CURRENT LIABILITIES		3,781,424,517	2,570,866,698	3,652,233,846	3,019,399,138

LONG-TERM LIABILITIES:
Long-term loan	27	200,000,000	200,000,000	200,000,000	200,000,000
Long-term payable	28	255,119,515	162,908,540	255,119,515	162,908,540

TOTAL LONG-TERM LIABILITIES		455,119,515	362,908,540	455,119,515	362,908,540

TOTAL LIABILITIES		4,236,544,032	2,933,775,238	4,107,353,361	3,382,307,678

MINORITY INTERESTS		27,724,981	27,673,169	—	—

SHAREHOLDERS’ EQUITY:
Share capital	29	3,074,000,000	3,074,000,000	3,074,000,000	3,074,000,000
Capital reserves	30	6,612,602,557	6,501,949,387	6,612,602,557	6,501,949,387
Surplus reserves	31	1,154,468,484	1,154,468,484	1,154,151,900	1,154,151,900
Including: Statutory common welfare fund		384,875,592	384,875,592	384,717,300	384,717,300
Cash dividend proposed after the balance sheet date	32	—	799,240,000	—	799,240,000
Unappropriated profits	33	5,379,435,785	3,722,812,692	5,379,752,369	3,723,129,276
Translation reserve		(1,767,252)	—	—	—

TOTAL SHAREHOLDERS’ EQUITY		16,218,739,574	15,252,470,563	16,220,506,826	15,252,470,563

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		20,483,008,587	18,213,918,970	20,327,860,187	18,634,778,241

The accompanying notes are part of the financial statements.

The financial statements on pages 20 to 61 were signed by the followings:

Head of the Company:	Chief Financial Officer:	Head of Accounting Department:

Wang Xin	Wu Yu Xiang	Zhang Bao Cai

YANZHOU COAL MINING COMPANY LIMITED

STATEMENT OF INCOME AND PROFITS APPROPRIATION

FOR THE PERIOD FROM JANUARY 1, 2005 TO JUNE 30, 2005

		The Group		The Company
		Six months ended June 30,		Six months ended June 30,
	NOTES	2005	2004	2005	2004
		RMB (unaudited)	RMB (unaudited)	RMB (unaudited)	RMB (unaudited)
Revenue from principal operations	34	6,676,644,921	5,332,663,629	6,676,644,921	5,332,663,629
Less: Cost of principal operations	35	2,758,267,900	2,126,610,767	2,759,543,817	2,126,747,846
Sales taxes and surcharges	36	125,034,009	105,889,028	125,034,009	104,784,982

Profit from principal operations		3,793,343,012	3,100,163,834	3,792,067,095	3,101,130,801
Add: Profits from other operations	37	23,891,613	19,860,622	23,530,900	18,266,088
Less: Operating expenses	38	538,394,458	807,195,975	540,467,066	810,723,661
General and administrative expenses		805,420,279	671,022,623	794,341,205	667,739,229
Financial expenses	39	(4,424,385)	(8,002,957)	(7,015,528)	(8,149,010)

Operating profit		2,477,844,273	1,649,808,815	2,487,805,252	1,649,083,009
Add: Investment income	40	2,818,654	5,882,871	(7,775,735)	6,251,540
Non-operating income	41	277,296	835,176	257,296	835,176
Less: Non-operating expenses	42	2,076,971	6,103,231	1,904,251	6,072,693

Total profits		2,478,863,252	1,650,423,631	2,478,382,562	1,650,097,032
Less: Income taxes	43	821,951,620	591,986,035	821,759,469	591,828,892
Minority interest		288,539	169,456	—	—

Net profit		1,656,623,093	1,058,268,140	1,656,623,093	1,058,268,140
Add: Unappropriated profits at the beginning of the period	33	3,722,812,692	2,220,500,672	3,723,129,276	2,220,752,156

Profits available for appropriation		5,379,435,785	3,278,768,812	5,379,752,369	3,279,020,296
Less: Appropriations to statutory common reserve fund	33	—	—	—	—
Appropriations to statutory common welfare fund	33	—	—	—	—

Profits available for appropriation to shareholders		5,379,435,785	3,278,768,812	5,379,752,369	3,279,020,296
Less: Cash dividend proposed after the balance sheet date	32	—	—	—	—

Unappropriated profits at the end of the period		5,379,435,785	3,278,768,812	5,379,752,369	3,279,020,296

The accompanying notes are part of the financial statements.

YANZHOU COAL MINING COMPANY LIMITED

CASH FLOW STATEMENT

FOR THE PERIOD FROM JANUARY 1, 2005 TO JUNE 30, 2005

			The Group		The Company
			Six months ended June 30,		Six months ended June 30,
		NOTES	2005	2004	2005	2004
			RMB (unaudited)	RMB (unaudited)	RMB (unaudited)	RMB (unaudited)
1.	CASH FLOW FROM OPERATING ACTIVITIES:
	Cash received from sales of goods or rendering of services		7,076,652,438	6,008,235,234	7,073,814,294	6,005,674,975
	Refunds of taxes		—	275,624,031	—	275,624,031
	Other cash received relating to operating activities	44	908,585,786	415,297,642	563,587,270	413,678,866

	Sub-total of cash inflows		7,985,238,224	6,699,156,707	7,637,401,564	6,694,977,872

	Cash paid for goods and services		2,107,115,450	1,320,398,713	2,104,920,042	1,320,357,594
	Cash paid to and on behalf of employees		763,767,925	745,288,651	697,097,367	744,330,747
	Taxes payments		1,250,507,252	815,255,652	1,249,407,949	811,836,368
	Cash paid relating to operating activities	45	1,179,094,476	1,478,150,144	1,632,485,364	1,487,393,686

	Sub-total of cash outflows		5,300,485,103	4,359,093,160	5,683,910,722	4,363,918,395

	NET CASH FLOW FROM OPERATING ACTIVITIES		2,684,753,121	2,340,063,547	1,953,490,842	2,331,059,477

2.	CASH FLOW FROM INVESTING ACTIVITIES:
	Cash received from the returns of investments		—	400,000,000	—	400,000,000
	Cash received from return on investments		3,376,730	6,440,947	3,727,186	6,440,947
	Net cash received from disposal of fixed assets, intangible assets and other long-term assets		2,280,519	6,774,321	2,280,521	6,774,321

	Sub-total of cash inflows		5,657,249	413,215,268	6,007,707	413,215,268

	Cash paid to acquire fixed assets, intangible assets and other long-term assets		231,068,000	258,646,555	86,556,913	258,390,843
	Cash paid for investments		—	300,000,000	—	300,000,000
	Increase in restricted cash and term deposits	46	242,306,033	10,961,980	241,689,647	10,961,980

	Sub-total of cash outflows		473,374,033	569,608,535	328,246,560	569,352,823

	NET CASH FLOW USED IN INVESTING ACTIVITIES		(467,716,784)	(156,393,267)	(322,238,853)	(156,137,555)

3.	CASH FLOW FROM FINANCING ACTIVITIES:
	Dividends paid, profit distributed or interest paid		12,556,727	17,886,608	12,320,000	17,568,000
	Include: Dividends paid to minority shareholders of a subsidiary		236,727	318,608	—	—

	Sub-total of cash outflows		12,556,727	17,886,608	12,320,000	17,568,000

	NET CASH FLOW USED IN FINANCING ACTIVITIES		(12,556,727)	(17,886,608)	(12,320,000)	(17,568,000)

4.	EFFECT OF FOREIGN EXCHANGE RATE CHANGES		445,609	—	—	—

5.	NET INCREASE IN CASH AND CASH EQUIVALENTS		2,204,925,219	2,165,783,672	1,618,931,989	2,157,353,922

YANZHOU COAL MINING COMPANY LIMITED

			The Group		The Company
			Six months ended June 30,		Six months ended June 30,
		NOTES	2005	2004	2005	2004
			RMB (unaudited)	RMB (unaudited)	RMB (unaudited)	RMB (unaudited)
SUPPLEMENTAL INFORMATION:
1.	RECONCILIATION OF NET PROFIT TO NET CASH FLOW FROM OPERATING ACTIVITIES:
	Net profit		1,656,623,093	1,058,268,140	1,656,623,093	1,058,268,140
	Add: Minority interest		288,539	169,456	—	—
	Impairment losses on assets		—	30,426,391	—	30,426,391
	Depreciation of fixed assets		480,287,180	486,224,506	479,488,064	485,578,259
	Provision for Wei Jian Fei		110,653,170	118,876,122	110,653,170	118,876,122
	Provision for Work Safety Expense		147,537,560	—	147,537,560	—
	Provision for Reform and Specific Development Fund		92,210,975	—	92,210,975	—
	Amortization of intangible assets		16,307,020	14,350,963	16,307,020	14,350,963
	Increase (decrease) in deferred expenses		(21,177,412)	55,500,385	(20,845,572)	55,500,385
	Increase in accrued expenses		—	190,541,840	—	189,493,617
	Losses (gains) on disposal of fixed assets, intangible assets and other long-term assets		692,866	(688,818)	528,354	(688,818)
	Financial expenses		12,320,000	17,568,000	12,320,000	17,568,000
	Gains (losses) arising from investments		(2,818,654)	(5,882,871)	7,775,735	(6,251,540)
	Increase in inventories		(112,034,422)	(17,357,289)	(117,180,297)	(18,944,131)
	Decrease (increase) in receivables under operating activities		57,851,947	632,566,983	(100,215,408)	633,333,310
	Increase (decrease) in payables under operating activities		246,011,259	(240,500,261)	(331,711,852)	(246,451,221)

	NET CASH FLOW FROM OPERATING ACTIVITIES		2,684,753,121	2,340,063,547	1,953,490,842	2,331,059,477

2.	NET INCREASE IN CASH AND CASH EQUIVALENTS:
	Cash and cash equivalents at the end of the Period	46	7,421,662,709	4,189,555,743	6,597,571,773	4,179,021,178
	Less: Cash and cash equivalents at the beginning of the Period		5,216,737,490	2,023,772,071	4,978,639,784	2,021,667,256

	NET INCREASE IN CASH AND CASH EQUIVALENTS		2,204,925,219	2,165,783,672	1,618,931,989	2,157,353,922

The accompanying notes are part of the financial statements.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2005 TO JUNE 30, 2005

1.	GENERAL

Yanzhou Coal Mining Company Limited (the “Company”) is a sino-foreign joint stock company with limited liability established in the People’s Republic of China (the “PRC”). The Company was established on September 25, 1997 by Yankuang Group Corporation Limited (the “Yankuang Group”) and commenced operations on October 1, 1997. The A shares, H shares and American Depository Shares issued by the Company are listed on the stock exchanges in Shanghai, Hong Kong and New York, respectively. The principal operations of the Company are mining and screening of coal, sales of coal products and providing coal transportation service.

In July 2004, the Company placed an aggregate of 204,000,000 H shares to independent investors. Each share has a par value of RMB1. After the new issue of shares, the Company has 3,074,000,000 shares in issue, including RMB1,670,000,000 state legal person shares (representing 54.33% of the total share capital); RMB1,224,000,000 H shares and American Depository Shares listed on overseas stock exchanges (representing 39.82% of the total share capital); and RMB180,000,000 A shares listed on domestic stock exchange (representing 5.85% of the total share capital). Details of the Company’s share capital are set out in note 29 to the financial statements.

2.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Accounting system and accounting standards adopted

The Company has adopted the Accounting Standards for Business Enterprises, the “Accounting System for Business Enterprises” and the supplementary regulations thereto.

Basis of accounting and principle of measurement

The Company has adopted the accrual basis of accounting and uses the historical cost convention as the principle of measurement.

Accounting year

The Company has adopted the calendar year as its accounting year, i.e. from January 1 to December 31.

The period of this financial statement is from January 1, 2005 to June 30, 2005.

Reporting currency

The recording currency of the Company is Renminbi.

Foreign currency translation

Transactions denominated in foreign currencies are translated into Renminbi at the applicable rates of exchange (“market exchange rate”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the market exchange rate prevailing at the balance sheet date. Exchange gains or losses incurred on a specific borrowing for the acquisition or construction of a fixed asset are capitalized as part of the cost of fixed asset before the fixed asset has reached working condition for its intended use; other exchange gains or losses are dealt with as finance costs.

Cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

YANZHOU COAL MINING COMPANY LIMITED

2.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES - continued

Accounting for bad debts

(1)	Criteria for recognition of bad debts

The irrecoverable amount of a bankrupt debtor after pursuing the statutory procedures; the irrecoverable amount of a debtor who has deceased and has insufficient estate to repay; the amount owed by a debtor who is unable to repay the obligations after the debts fall due, and the amount is irrecoverable or unlikely to be recovered as demonstrated by sufficient evidence.

(2)	Accounting treatment for bad debt losses

Bad debt is accounted for using the allowance method and provided according to the recoverability of receivables at the year-end. The provision for bad debts relating to significant receivable accounts, amounts due from related parties and deposit on packing materials for long-term use are individually identified based on relevant information such as past experience, actual financial position and cash flows of the debtors, as well as other relevant information. General provision for the remaining receivables is estimated according to aging analysis. The percentages of the general provision are as follows:

Within 1 year (including 1 year)	4%
1 to 2 years	30%
2 to 3 years	50%
Over 3 years	100%

Inventories

Inventories are initially recorded at cost. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Inventories mainly include raw materials, work in progress and finished goods.

Inventories are accounted for using the actual costing method. In determining the cost of inventories transferred out or issued for use, the actual costs of raw materials and finished goods are determined by the moving average and weighted average method, respectively.

Provision for decline in value of inventories

Inventories are measured at the lower of cost and net realizable value at the end of a period. When the net realizable value is lower than the cost, the difference is recognized as a provision for decline in value. Provision for decline in value of inventories is made by comparing cost with net realizable value on an individual item basis.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to completion and the estimated expenses and the related taxes necessary to make the sale.

YANZHOU COAL MINING COMPANY LIMITED

2.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES - continued

Current investments

A current investment is initially recorded at its cost of acquisition. The initial cost of an investment is the total price paid on acquisition, including incidental expenses such as tax payments and handling charges. However, cash dividends declared but unpaid or bonds interests due but unpaid that are included in the acquisition cost are accounted for separately as receivable items.

Cash dividends or interest on current investments, other than those recorded as receivable items as noted in the preceding paragraph, are offset against the carrying amount of investments upon receipt.

Current investments are carried at the lower of cost and market value at the end of each period. Provision on current investments is calculated and determined on the basis of individual investment.

On disposal of a current investment, the difference between the carrying amount of the investment and the sales proceeds actually received is recognized as an investment gain or loss in the current period.

Designated deposit

Designated deposit represents an instructed deposit with an authorized lending institution which lends the deposit to a third party and is accounted for at the actual amount lent out. Interest income from such loans is accrued at the interest rate specified in the loan agreement and recognized in the income statement on a time basis. Accruing interest is stopped if that interest cannot be collected on due dates, and any interest that has previously been accrued is reversed. Designated deposit is carried at the lower of cost and recoverable amount at the end of each period. Where the recoverable amount is lower than the principal amount of a designated deposit, the difference is recognized as a provision for impairment loss.

Recoverable amount

Recoverable amount is the higher of an asset’s net selling price and the present value of estimated future cash flows expected to arise from the continuing use of the asset and from its disposal at the end of its useful life. Net selling price refers to the selling price of the asset less the cost of disposal.

Long-term investments

(1)	Accounting treatment for long-term investments

A long-term investment is initially recorded at its cost on acquisition.

The cost method is used to account for a long-term equity investment when the Company does not have control, joint control or significant influence over the investee enterprise. The equity method is used when the Company can control, jointly control or has significant influence over the investee enterprise.

When the cost method is adopted, the amount of investment income recognized is limited to the amount distributed out of accumulated net profits of the investee enterprise that has arisen after the investment was made. The amount of profits or cash dividends declared by the investee enterprise in excess of the above threshold is treated as return of investment cost, and the carrying amount of the investment is reduced accordingly.

YANZHOU COAL MINING COMPANY LIMITED

2.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES - continued

Long-term investments - continued

(1)	Accounting treatment for long-term investments - continued

When the equity method is adopted, the investment income for the current period is recognized according to the attributable share of the net profit or loss of the investee enterprises. The attributable share of net losses incurred by the investee enterprise is recognized to the extent that the carrying amount of the investment is reduced to zero. If the investee enterprise realizes net profits in subsequent periods, the carrying amount of the investment is resumed by the excess of the Company’s attributable share of profits over the share of unrecognized losses.

When a long-term equity investment is accounted for using the equity method, the difference between the initial investment cost of the Company and its share of owners’ equity of the investee enterprise is accounted for as “equity investment difference”. An excess of the initial investment cost over the Company’s share of owners’ equity of the investee enterprise is debited to “long-term equity investment - equity investment difference” and amortized on a straight-line basis and charged to the income statement accordingly. The amortization period is the investing period if it is stipulated in the investment contract. Otherwise, it is amortized over a period of not more than 10 years. A shortfall of the initial investment cost below the Company’s share of owners’ equity of the investee enterprise arising before the issuance of Caikuai [2003] 10, is credited to “long-term equity investment - equity investment difference”, and amortized on a straight-line basis and charged to the income statement accordingly. The amortization period is the investing period if it is stipulated in the investment contract. Otherwise, it is amortized over a period of not less than 10 years. The shortfall of the initial investment cost below the Company’s share of owners’ equity of the investee enterprise arising after the issuance of Caikuai [2003] 10 is credited to “capital reserves – provision for equity investment”.

(2)	Impairment of long-term investments

If the recoverable amount of any long-term investment is lower than the carrying amount of that investment as a result of a continuing decline in market value or changes in operating conditions of the investee enterprise, the difference between the recoverable amount and the carrying amount of the investment should be recognized as an impairment loss in the current period.

Fixed assets and depreciation

Fixed assets are tangible assets that (a) are held for use in the production of goods or supply of services, for rental to others, or for administrative purposes; (b) have useful life more than one year; and (c) have relatively high unit price.

YANZHOU COAL MINING COMPANY LIMITED

2.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES - continued

Fixed assets and depreciation - continued

Fixed assets are stated at cost or valuation upon the restructuring. Except for the permanently owned lands for which no depreciation is provided, and mining structures, which are depreciated using the estimated production volume method, depreciation is provided over their estimated useful lives from the month after they have reached the working condition for their intended use using the straight-line method with estimated residual value of 3% on cost. The useful life and annual depreciation rate of each category of fixed assets are as follows:

Category	Useful life	Annual depreciation rate
Buildings	15-30 years	3.23-6.47%
Railway structure	15-25 years	3.88-6.47%
Harbor works and craft	40 years	2.43%
Plant, machinery and equipment	5-15 years	6.47-19.40%
Transportation equipment (Note)	6-18 years	5.39-16.17%

Note:	Vessels of Shandong Yanmei Shipping Co., Ltd. are depreciated over 18 years. All the other transportation equipments are depreciated over 6 to 9 years.

Mining structures are depreciated using production volume method at RMB2.5 per tonne of raw coal mined.

Land category only refers to that of Australian Southland coal mine owned by subsidiary Austar Coal Mine Pty Limited, and no depreciation is provided for as Austar Coal Mine Pty Limited enjoys the permanent ownership.

Impairment of fixed assets

At the end of each period, the Company determines whether an impairment loss should be recognized for a fixed asset by considering the indications that such a loss may have occurred. Where the recoverable amount of any fixed asset is lower than its carrying amount, an impairment loss on fixed asset is recognized for the difference.

Fixed assets under construction

Fixed assets under construction are recorded at the actual cost incurred for the construction.

Cost includes all expenditures incurred for construction projects, capitalized borrowing costs incurred on a specific borrowing for the construction of fixed assets incurred before it has reached the working condition for its intended use, and other related expenses. A fixed asset under construction is transferred to fixed assets when it has reached the working condition for its intended use. No depreciation is provided for fixed assets under construction.

Where the work on a fixed asset under construction has been suspended for a long period of time and is not expected to re-commence within three years; or it is technically and physically obsolete and its economic benefits to the Company is uncertain; or there is other evidence indicating a decline in value on the fixed asset under construction, an impairment loss is recognized for the shortfall of the recoverable amount of the fixed asset under construction below its carrying amount.

YANZHOU COAL MINING COMPANY LIMITED

2.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES - continued

Intangible assets

Intangible assets are recorded at the actual cost of acquisition or valuation upon the restructuring.

Land use rights are evenly amortized over 50 years since the certificate of land use rights are obtained.

Mining rights are evenly amortized over the useful life of 20 years since the mining rights are obtained. The useful life is estimated based on the total proven and probable reserves of the coal mine.

Goodwill represents the excess of the purchase consideration over the net assets of the acquired business unit as a whole.

Goodwill is evenly amortized over 10 years, starting from its initial recognition. Additional of such goodwill acquired in future are amortized over the remaining life of the original amortization period.

Impairment loss on intangible assets

At the end of each period, the Company determines whether an impairment loss should be recognized for an intangible asset by considering the indications that such a loss may have occurred. Where the recoverable amount of any intangible asset is lower than its carrying amount, an impairment loss on the intangible asset is recognized for the difference.

Long term deferred expenses

Unless related to the acquisition or construction of fixed assets, all expenditure incurred during the pre-operating period is recognized as an expense in the month in which the enterprise commences operation.

Provisions

The obligation related to a contingency is recognized as a liability when it meets the following conditions:

(1)	the obligation is a present obligation of the Company; and

(2)	it is probable that an outflow of economic benefits from the Company will be required to settle the obligation; and

(3)	a reliable estimate can be made of the amount of the obligation.

Borrowing costs

Borrowing costs comprise interest incurred on borrowings, amortization of discounts or premiums, ancillary costs incurred in connection with the arrangement of borrowings, and exchange differences arising from foreign currency borrowings. Borrowing costs incurred on a specific borrowing for the acquisition or construction of a fixed asset, are capitalized as the cost of the fixed asset to the extent they are incurred before the fixed asset has reached working condition for its intended use if the conditions for capitalisation are met. Other borrowing costs are recognized as expenses and included as finance costs in the period in which they are incurred.

YANZHOU COAL MINING COMPANY LIMITED

2.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES - continued

Wei Jian Fei

According to the relevant regulations, Wei Jian Fei is accrued at RMB6 per tonne of raw coal mined and is recorded in cost of sales and other current liabilities. Wei Jian Fei is used for purchase of coal production equipment and refurnishment of coal mining structure and the corresponding amounts are transferred from other current liabilities to capital reserves when the construction facilities are put into use. Pursuant to the relevant regulations, the capital reserve can only be used for the future development of the coal mining business.

Work Safety Expense

Pursuant to “Method for Accrual and Usage of Work Safety Expense” Caijian [2004] No. 119, which was jointly issued by States Finance Bureau, National Development and Reform Commission and State Administration of Coal Mine Safety, Work Safety Expense is accrued at RMB8 per ton raw coal mined and recorded in cost of sales and long-term liability. Work Safety Expense is used for purchase of coal production equipment and safety expense of coal mining structure. Relevant expenditure should offset with long-term payable when actually incurs and related fixed assets should be fully depreciated and no further depreciation is provided afterwards.

Revenue recognition

Revenue from sales of goods is recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, it retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, the economic benefits associated with the transaction will flow to the Company, and the relevant amount of revenue and costs can be measured reliably.

When the provision of services is started and completed within the same accounting year, revenue is recognized at the time of completion of the services. When the provision of services is started and completed in different accounting years and the outcome of a transaction involving the rendering of services can be estimated reliably, revenue is recognized at the balance sheet date by the use of the percentage of completion method; revenue is otherwise recognized at the balance sheet date only to the extent of the costs incurred that are recoverable and service costs are recognized as expenses in the period in which they are incurred. If the service costs incurred are not expected to be recovered, revenue is not recognized.

Interest income is measured based on the length of time for which the enterprise’s cash is used by others and the applicable interest rate.

Subsidy income

Subsidy income is recognized when grants are actually received.

Income taxes

Income taxes is provided under the tax payable method.

The income tax provision is calculated based on the accounting profit for the period as adjusted in accordance with the relevant tax laws.

YANZHOU COAL MINING COMPANY LIMITED

2.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES - continued

Basis of consolidation

(1)	Principle for consolidation scope recognition

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries (collectively referred to as the “Group”) made up to the balance sheet date. A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than 50% of the equity, or whose operating are controlled by the Company through other mechanisms.

(2)	Accounting for consolidation

The accounting policies used by subsidiaries conform to those used by the Company.

The operating results of subsidiaries during the period are included in the consolidated income statement from the effective date of acquisition appropriately.

All significant intercompany transactions and balances between group enterprises are eliminated on consolidation.

Equity interest and share of results of minority shareholders are disclosed in the consolidated financial statements separately.

(3)	Translation of Foreign Currency Financial Statements

Foreign currency financial statements are translated into RMB financial statements for consolidation as follows:

The assets and liabilities are translated at the exchange rate prevailing on the balance sheet date. Except for unappropriated profits, owners’ equity items are reported at the market exchange rates at the dates of the transactions. Income statement items and profit appropriations in the year are translated at the average market exchange rates for the year. The unappropriated profits (or accumulated losses) brought forward are reported at the prior year’s closing balance. The unappropriated profits (or accumulated losses) carried forward are calculated, based on the translated amounts of net income and other profit appropriation items. All exchange differences resulting from the translation are recognized as “translation reserve” in the balance sheet.

Cash flows of a foreign subsidiary are translated at average exchange rates for the year. The effect of changes in exchange rates on cash and cash equivalents is presented separately as a reconciling item in the cash flow statement.

The opening balances and prior year’s figures are presented according to the translated amounts of the prior year.

YANZHOU COAL MINING COMPANY LIMITED

3.	TAXES

Value added tax

Value added tax (“VAT”) on sales is calculated at 13% on revenue from sales of coal products and 17% on other types of sales, and paid after deducting input VAT.

The calculation method of “Payment first and refund afterwards” was adopted for calculating of the VAT refund on coal products export before January 1, 2002. From January 1, 2002 onwards, the calculation method has been changed to “Exemption, counteract and refund” in accordance with Caishui [2002] No.7. Pursuant to the “Notice of the adjustment of export refund rate” (Caishui [2003] No.222), which was jointly issued by the Ministry of Finance and the State Administration, all the tax refund rate of coal exported by the Company was reduced from 13% to 11% from January 1, 2004. Pursuant to the “Notice of the adjustment of export refund rate” (Caishui [2005] No.75), which was jointly issued by the Ministry of Finance and the State Administration, all the tax refund rate of coal exported by the Company was reduced from 11% to 8% from May 1, 2005.

Business tax

Business tax is paid at the applicable tax rate of the corresponding revenue and the business tax on revenue from coal transportation service is calculated at 3%.

Resource tax

Pursuant to the “Notice of the adjustment of resource tax amount applied by some enterprises in ZaoZhuang of ShanDong province”(Caishui [2004] No.117), which was jointly issued by the Ministry of Finance and the State Administration, resource tax is calculated and paid at the amount of RMB2.40 per tone of raw coal sold and consumed in clean coal production from January 1, 2004.

Pursuant to the “Notice of the adjustment of resource tax amount of Shandong province (Caishui [2005] No.86)”, which was jointly issued by the Ministry of Finance and the State Administration, resource tax of Shandong province is calculated and paid at the amount of RMB3.60 per ton of raw coal sold and consumed in clean coal production from May 1, 2005.

City construction tax & education fee

Although the Company was changed to a sino-foreign joint stock limited company, it is still subject to all taxes applicable to domestic enterprise according to the “Reply Letter to Yanzhou Coal Mining Co., Ltd.” issued by State Taxes Bureau (Guoshuihan [2001] No.673). The Company continues to calculate and pay the taxes under the tax law applicable to domestic companies. Therefore, the city construction tax and education fee are still calculated and paid at 7% and 3%, respectively, on the total amount of VAT payable and business tax payable.

According to “Notice of issues on collection of city construction tax & education fee after application of ‘Exemption, counteract and refund’ by exporting enterprises” issued by Shandong Local Taxes Bureau (Ludishuifa [2002] No.108), the amount of VAT exemption and counteract declared by the Company is also deemed as the basis for city construction tax & education fee calculation.

Income taxes

Income taxes, including both national and domestic income tax, is calculated at 33% of the total assessable income of the Company.

YANZHOU COAL MINING COMPANY LIMITED

4.	SCOPE OF CONSOLIDATION AND DETAILS OF SUBSIDIARIES

The Company owns the following subsidiaries:

Name of subsidiaries	Place of registration	Registered capital/ Paid-in capital		Equity directly held by the Company	Equity indirectly held by the Company	Type of enterprise	Consolidated or not
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. (“Zhongyan Trade”)	Qingdao, Shandong	RMB	2,100,000	52.38%	—	Company Limited	Yes

Shangdong Yanmei Shipping Co., Ltd. (“Yanmei Shipping”)	Jining, Shandong	RMB	5,500,000	92%	—	Company Limited	Yes

Yanzhou Coal Yulin Power Chemical Co., Ltd. (“Yulin Power”)	Yulin, Shanxi	RMB	800,000,000	97%	—	Company Limited	Yes

Yancoal Australia Pty Limited Zhongyan Trade Co., Ltd. (“Yanmei Australia”)	Australia	AUD	30,000,000	100%	—	Company Limited	Yes

Austar Coal Mine Pty Limited (“Austar Coal Mine”)	Australia	AUD	30,000,000	—	100%	Company Limited	Yes

Nature of business of Zhongyan Trade: international trade, processing and matching, trimming, exhibiting and storage in Qingdao Free Trade Zone (except for project subjected to special approval according to national regulations).

Nature of business of Yanmei Shipping: coal transportation service via rivers and lakes within the provinces of Shandong, Jiangsu, Anhui, Zhejiang and Shanghai and sales of coal.

Nature of business of Yulin Power Chemical: development of methanol and acetic acid construction for 600,000 tonne methanol, 200,000 tonne acetic acid and coal mine, electric project.

Nature of business of Yanmei Australia: investment holding company.

Nature of business of Austar Coal Mine: coal mining and sales of coal.

YANZHOU COAL MINING COMPANY LIMITED

5.	BANK BALANCES AND CASH

	The Group			The Group
	At June 30, 2005			At December 31, 2004
	Foreign currency	Exchange rate	RMB equivalent	Foreign currency	Exchange rate	RMB equivalent
Cash on hand
RMB	—	—	101,139	—	—	704,897
AUD	20,001	6.3133	126,272	19,000	6.3762	121,148
USD	680	8.2765	5,628	—	—	—
Cash in bank
RMB	—	—	4,995,351,005	—	—	2,249,701,801
USD	164,288,026	8.2765	1,359,729,847	144,320,499	8.2765	1,194,468,610
EUR	30,205,796	9.9955	301,922,034	78,186	11.2627	880,585
AUD	11,194,624	6.3133	70,675,020	8,605,137	6.3762	54,868,075
HKD	933,797,086	1.0649	994,400,517	1,671,032,794	1.0637	1,777,477,583
GBP	195,588	14.9544	2,924,901	—	—	—
Other monetary assets
RMB	—	—	463,609	—	—	246,021

			7,725,699,972			5,278,468,720

6.	CURRENT INVESTMENTS

	The Group
	At June 30, 2005 and At December 31, 2004
	Cost RMB	Provision RMB	Net book value RMB
Designated deposits

Shandong Xinjia Industry Co., Ltd. (Note 1)	640,000,000	—	640,000,000
Shandong Xianglong Industry Co., Ltd. ( Note 2)	160,000,000	—	160,000,000
Shandong Cement Plant Co., Ltd. ( Note 3)	50,000,000	—	50,000,000

	850,000,000	—	850,000,000

Note 1:	The designated deposit represents an instructed deposit of RMB640,000,000 with Bank of China, Jining Branch to Shandong Xinjia Industry Co., Ltd. (“Shandong Xinjia”) at interest rate of 7% per annum for one month period. According to the agreement, related obligations are secured by Lianda Group Co., Ltd. (“Lianda Group”) with its 170 million state legal person shares of Huaxia Bank and its 66.7% of interest in Xi’an International Golf Club Co., Ltd.. At January 19, 2005, the instructed deposit of RMB640,000,000 that the Company lent to Shandong Xinjia Industry Co., Ltd (“Shandong Xinjia”) through Bank of China, Jining Branch was overdue. Shandong Xinjia was not able to payoff the principal amount and interest. Lianda Group Co., Ltd (Lianda Group) takes on accompanying responsibility on the principal and interest, thus the Company has submitted an application to the High Court of the Shandong provincial Government in order to freeze the 289,000,000 legal person shares of Hua Xia Bank held by Lianda Group and has applied for a public auction towards them. Details of the subsequent claims of the designated deposit are set out in note 50.

YANZHOU COAL MINING COMPANY LIMITED

6.	CURRENT INVESTMENTS - continued

Note 2:	The designated deposit represents an instructed deposit of RMB160,000,000 with Industrial and Commercial Bank of China, Linyi Branch to Shandong Xianglong Industry Co., Ltd. at interest rate of 5.31% per annum for a twelve month period. Related obligations are guaranteed by Shandong Three Dimensional Grease Group Co., Ltd.

Note 3:	The designated deposit represents an instructed deposit of RMB50,000,000 with Xinye Bank, Jinan Branch to Shandong Cement Plant Co., Ltd. at interest rate of 5.04% per annum for a twelve month period. Related obligations are guaranteed by Xingye Bank Jinan Branch.

7.	NOTES RECEIVABLE

	The Group	The Group
	At June 30, 2005 RMB	At December 31, 2004 RMB
Bank acceptance bills	1,102,326,026	838,465,509
Commercial acceptance bills	—	60,000,000

	1,102,326,026	898,465,509

See note 48 for notes receivable due from shareholders of the Company holding more than 5% of the total shares of the Company.

8.	ACCOUNTS RECEIVABLE

The aging analysis of accounts receivable is as follows:

	The Group				The Group
	At June 30, 2005				At December 31, 2004
Aging	Amount	%	Bad debt provision	Net book value	Amount	%	Bad debt provision	Net book value
	RMB		RMB	RMB	RMB		RMB	RMB
Within 1 year	273,200,814	71	19,418,049	253,782,765	353,366,220	75	14,470,095	338,896,125
1 to 2 years	3,306,810	1	992,043	2,314,767	2,788,505	1	836,552	1,951,953
2 to 3 years	64,758	1	32,379	32,379	31,127,732	7	31,127,732	—
Over 3 years	106,257,838	27	106,257,838	—	80,265,930	17	80,265,930	—

Total	382,830,220	100	126,700,309	256,129,911	467,548,387	100	126,700,309	340,848,078

Balance of the 5 largest debtors is as follows:

Total balance of the 5 largest debtors	Percentage in accounts receivable balance
RMB
207,830,637	54%

See note 48 for accounts receivable due from shareholders of the Company holding more than 5% of the total shares of the Company.

YANZHOU COAL MINING COMPANY LIMITED

9.	OTHER RECEIVABLES

Aging analysis of other receivables is as follows:

	The Group				The Group
	At June 30, 2005				At December 31, 2004
Aging	Amount	%	Bad debt provision	Net book value	Amount	%	Bad debt provision	Net book value
	RMB		RMB	RMB	RMB		RMB	RMB
Within 1 year	192,082,000	87	11,244,694	180,837,306	437,979,999	93	14,942,023	423,037,976
1 to 2 years	12,074,776	5	7,129,513	4,945,263	11,879,935	3	3,432,184	8,447,751
2 to 3 years	9,547,752	4	9,159,871	387,881	9,547,752	2	9,159,871	387,881
Over 3 years	8,555,708	4	8,182,198	373,510	8,555,708	2	8,182,198	373,510

Total	222,260,236	100	35,716,276	186,543,960	467,963,394	100	35,716,276	432,247,118

	The Company				The Company
	At June 30, 2005				At December 31, 2004
Aging	Amount	%	Bad debt provision	Net book value	Amount	%	Bad debt provision	Net book value
	RMB		RMB	RMB	RMB		RMB	RMB
Within 1 year	326,151,072	91	11,244,694	314,906,378	407,484,809	92	14,942,023	392,542,786
1 to 2 years	11,974,776	4	7,129,513	4,845,263	11,779,935	4	3,432,184	8,347,751
2 to 3 years	9,547,692	3	9,159,871	387,821	9,547,692	2	9,159,871	387,821
Over 3 years	8,182,198	2	8,182,198	—	8,182,198	2	8,182,198	—

Total	355,855,738	100	35,716,276	320,139,462	436,994,634	100	35,716,276	401,278,358

Balance of the 5 largest debtors is as follows:

Total balance of the 5 largest debtors	Percentage in other receivables balance
RMB
80,989,632	36%

See note 48 for other receivables due from shareholders of the Company holding more than 5% of the total shares of the Company.

YANZHOU COAL MINING COMPANY LIMITED

10.	PROVISION FOR BAD DEBTS

	The Group
	At January 1, 2005	Addition	Reversal	Other transfer out	At June 30, 2005
	RMB	RMB	RMB	RMB	RMB
Bad debt provision:
Accounts receivable	126,700,309	—	—	—	126,700,309
Other receivables	35,716,276	—	—	—	35,716,276

Total	162,416,585	—	—	—	162,416,585

11.	PREPAYMENTS

The aging analysis of prepayments is as follows:

Aging	The Group		The Group
	At June 30, 2005		At December 31, 2004
	RMB	%	RMB	%
Within 1 year	99,293,468	77	48,658,293	81
1 to 2 years	29,464,451	23	10,191,741	17
2 to 3 years	—	—	1,199,024	2

Total	128,757,919	100	60,049,058	100

Balance of the 5 largest debtors is as follows:

Total balance of the 5 largest debtors	Percentage in prepayments balance
RMB
68,307,038	53%

See note 48 for prepayments to shareholders of the Company holding more than 5% of the total shares of the Company.

YANZHOU COAL MINING COMPANY LIMITED

12.	INVENTORIES

	The Group			The Group
	At June 30, 2005			At December 31, 2004
	Amount	Provision	Net book value	Amount	Provision	Net book value
	RMB	RMB	RMB	RMB	RMB	RMB
Raw materials	240,090,954	—	240,090,954	226,270,860	—	226,270,860
Finished goods	357,371,840	—	357,371,840	259,157,512	—	259,157,512

	597,462,794	—	597,462,794	485,428,372	—	485,428,372

13.	DEFERRED EXPENSES

	The Group	The Group
	At June 30, 2005	At December 31, 2004
	RMB	RMB
Harbour transportation fee	77,822,083	56,644,671

14.	LONG-TERM EQUITY INVESTMENTS

		The Group	The Group
The Group		At June 30, 2005	At December 31, 2004
		RMB	RMB
Other equity investments	(1)	62,180,693	62,180,693
Discrepancy on consolidation	(2)	9,487,285	10,045,361
Prepayment for an investment	(3)	574,000,000	574,000,000

		645,667,978	646,226,054
Less: Impairment loss on long-term equity investments		—	—

Long-term equity investments - net		645,667,978	646,226,054

The Company		At June 30, 2005	At December 31, 2004
		RMB	RMB
Investments in subsidiaries	(4)	961,054,492	971,909,281
Other equity investments	(1)	62,180,693	62,180,693
Equity investment difference	(2)	9,487,285	10,045,361
Prepayment for an investment	(3)	574,000,000	574,000,000

		1,606,722,470	1,618,135,335
Less: Impairment loss on long-term equity investments		—	—

Long-term equity investments - net		1,606,722,470	1,618,135,335

YANZHOU COAL MINING COMPANY LIMITED

14.	LONG-TERM EQUITY INVESTMENTS - continued

(1)	Other equity investments

Name of investees	Share in the registered capital of the investee (%)	At June 30, 2005 and at December 31, 2004
		RMB
Jiangsu Lianyungang Port Co., Ltd.	1%	1,760,419
Shenergy Company Limited (Note)	0.83%	60,420,274

		62,180,693

Note:	The Company acquired 14,882,600 state legal person shares of Shenergy Company Limited at RMB4.05 per share with the total consideration of RMB60,274,530. In year 2002, the Company paid RMB30,137,265 in advance, which represented 50% of the total consideration. In year 2004, the Company has completed the procedures of equity transfer and settled the remaining amount and the relevant commission charge. At June 30, 2005, the Company holds the legal shares representing 0.83% of the total share capital of Shenergy Company Limited.

(2)	Discrepancy on consolidation

Name of investee	Original amount	Amortization period	Amortization for the period	At June 30, 2005	Arising from
Yanmei Shipping	10,045,361	10 years	(558,076)	9,487,285	Acquisition of a subsidiary

(3)	Prepayment for an investment

According to the equity transfer agreement between the Company and Yankuang Group, the Company would pay RMB574,000,000 for 95.67% equity interest in Yankuang Heze Power Chemical Co., Ltd.. As at June 30, 2005, the amount has been fully paid. But the equity transfer has not been completed as at the period end, as the approvals from the State-owned Assets Supervision and Administration Commission of Shandong Province and the shareholders’ meeting of the Company have not yet been obtained.

(4)	Details of investments in subsidiaries are as follows:

Name of investees	Investment cost			Profit and loss adjustments				Net book value
	At January 1, 2005	Addition	At June 30, 2005	At January 1, 2005	Addition of equity	Cash dividend for the period	At June 30, 2005	At January 1, 2005	At June 30, 2005
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Zhangyan Trade	2,709,903	—	2,709,903	1,327,259	204,347	(260,400)	1,271,206	4,037,162	3,981,109
Yanmei Shipping	530,372	—	530,372	(497,247)	1,181,771	—	684,524	33,125	1,214,896
Yulin Power	776,000,000	—	776,000,000	—	—	—	—	776,000,000	776,000,000
Yanmei Australia	191,285,954	—	191,285,954	553,040	(11,980,507)	—	(11,427,467)	191,838,994	179,858,487

	970,526,229	—	970,526,229	1,383,052	(10,594,389)	(260,400)	(9,471,737)	971,909,281	961,054,492

YANZHOU COAL MINING COMPANY LIMITED

15.	FIXED ASSETS AND ACCUMULATED DEPRECIATION

	The Group
	Lands (Note 1)	Buildings	Mining structure	Railway works structure	Harbor and craft	Plant, machinery and equipment	Transportation equipment	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At January 1, 2005	36,374,971	2,162,425,556	3,908,554,834	877,570,792	250,230,769	7,460,116,335	329,709,486	15,024,982,743
Additions	—	1,803,350	—	—	—	76,944,050	1,051,097	79,798,497
Transfer from fixed assets under construction	—	4,553,894	—	—	—	16,176,446	270,000	21,000,340
Reclassification	20,819,542	1,957,315	—	—	—	(22,776,857)	—	—
Exchange realignment	(564,212)	(53,044)	—	—	—	(1,270,872)	(2,813)	(1,890,941)
Disposals	—	—	—	—	—	(6,488,883)	(2,290,000)	(8,778,883)

At June 30, 2005	56,630,301	2,170,687,071	3,908,554,834	877,570,792	250,230,769	7,522,700,219	328,737,770	15,115,111,756

Accumulated depreciation
At January 1, 2005	—	925,258,284	1,510,379,415	311,297,975	6,068,096	3,837,412,663	183,105,490	6,773,521,923
Provided for the period	—	62,799,152	46,105,488	27,473,494	3,034,048	323,526,567	17,348,431	480,287,180
Eliminated on disposals	—	—	—	—	—	(3,619,104)	(2,186,394)	(5,805,498)

At June 30, 2005	—	988,057,436	1,556,484,903	338,771,469	9,102,144	4,157,320,126	198,267,527	7,248,003,605

Net book value
At January 1, 2005	36,374,971	1,237,167,272	2,398,175,419	566,272,817	244,162,673	3,622,703,672	146,603,996	8,251,460,820

At June 30, 2005	56,630,301	1,182,629,635	2,352,069,931	538,799,323	241,128,625	3,365,380,093	130,470,243	7,867,108,151

Include:
Fully depreciated F.A. Cost (Note 2)	—	62,385,481	—	2,628,634	—	1,291,596,330	71,724,088	1,428,334,533

Note 1:	It represents the land of the Australian Southland coal mine of which Austar enjoys the permanent ownership.

Note 2:	No fixed assets are pledged and leased out as at June 30, 2005. The fully depreciated fixed assets include those fixed assets acquired for work-safety purpose by using the Work Safety Expense provided. Such fixed assets should be fully depreciated at the date of acquisition according to the relevant regulation of Ministry of Finance. Details are set out in Note 2.

16.	MATERIALS HELD FOR CONSTRUCTION OF FIXED ASSETS

	The Group	The Group
Category	At June 30, 2005	At December 31, 2004
	RMB	RMB
Materials held for construction	1,550,652	1,993,287

YANZHOU COAL MINING COMPANY LIMITED

17.	FIXED ASSETS UNDER CONSTRUCTION

	The Group
Category	At January 1, 2005	Additions	Transfers upon completion	At June 30, 2005	Budget	Proportion to budget	Source of funds
	RMB	RMB	RMB	RMB	RMB	%
Equipment to be installed	55,135,255	86,313,180	(18,532,349)	122,916,086	161,135,000	76.28	internally generated fund
Buildings under construction	12,312,325	16,318,905	(1,998,351)	26,632,879	31,690,000	84.04	internally generated fund
Others	17,064,613	11,992,759	(469,640)	28,587,732	30,900,000	—	internally generated fund

Total	84,512,193	114,624,844	(21,000,340)	178,136,697	223,725,000

No interest was capitalized for the period.

18.	INTANGIBLE ASSETS

	The Group
Category	Original amount	At January 1, 2005	Addition	Amortization for the period	Accumulated amortization	Exchange difference	At June 30, 2005	Remaining amortization period

	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Land use rights	310,242,143	266,087,297	—	(3,111,973)	(47,266,819)	—	262,975,324	42 years and 5 months
Land use rights of Jining III	88,928,996	81,814,676	—	(889,290)	(8,003,610)	—	80,925,386	45 years and 6 months
Mining rights of Jining III	132,478,800	105,982,946	—	(3,311,976)	(29,807,830)	—	102,670,970	15 years and 6 months
Land use rights of Railway Assets	259,378,500	243,815,790	—	(2,593,785)	(18,156,495)	—	241,222,005	46 years and 6 months
Goodwill	120,000,000	97,240,000	—	(6,399,996)	(29,159,996)	—	90,840,004	6 years and 6 months
Exploration of Nantian	32,634,381	32,634,381	—	—	—	(321,920)	32,312,461	19 years

	943,662,820	827,575,090	—	(16,307,020)	(132,394,750)	(321,920)	810,946,150

The original land use rights are injected by Yankuang Group. The land use rights of Jining III and Railway Assets and mining rights of Jining III were acquired from Yankuang Group at revaluated amount. At June 30, 2005, the registration process in respect of the land use rights of Railway Assets has not yet been completed.

YANZHOU COAL MINING COMPANY LIMITED

18.	INTANGIBLE ASSETS - continued

The original land use rights of the Company are revaluated with reference to the revaluation report [97] Zhongdizi [zong] zi No.032 of China Land Consultation and Evaluation Center using cost approaching method and coefficient-revising of benchmark land price to determine the value of the land. Land use rights of Jining III are revaluated with reference to the revaluation report Ludijia [2000] No.7 of Shandong Land Evaluation Office using cost approaching method and coefficient-revising of benchmark land price. Mining rights of Jining III are revaluated with reference to the revaluation report Haidiren Pingbaozi [2000] No.11 Zong No.24 of Beijing Haidiren Resource Consulting Co., Ltd. with the method of by using cashflow method. Land use rights of Railway Assets are revaluated with reference to the revaluation report [2001] Luzhengkuai Pingbaozi No. 10041 of Shandong Zhengyuan Hexin Limited Liability CPA using cost revaluation method.

Goodwill represents the excess of the purchase consideration of Railway Assets over the net assets of Railway Assets at the date of acquisition. According to the “Railway Assets Acquisition Agreement”, when the Railway Assets’ actual transportation volume reached 25,000,000 tonnes for the year 2002, the Company should pay an extra RMB40,000,000. According to the above agreement, when the Railway Assets’ actual transportation volume reached 28,000,000 tonnes for the year 2003, the Company should pay an extra RMB40,000,000. According to the above agreement, when the Railway Assets’ actual transportation volume reached 30,000,000 tonnes for the year 2004, the Company should pay an extra RMB40,000,000. As the Railway Assets’actual transportation volume has reached 25,000,000 tonnes, 28,000,000 tonnes and 30,000,000 tonnes for year 2002, 2003 and 2004 respectively, the Company had aggregately paid off the extra RMB 120,000,000 in 2002, 2003 and 2004.

19.	LONG-TERM DEFERRED EXPENSES

	The Group	The Group
Category	At June 30, 2005	At December 31, 2004

	RMB	RMB
Austar pre-operating expenses	54,856,294	—

20.	ACCOUNTS PAYABLE

See note 48 for accounts payable due to shareholders of the Company holding more than 5% of the total shares of the Company.

21.	ADVANCES FROM CUSTOMERS

See note 48 for amounts advanced from shareholders of the Company holding more than 5% of the total shares of the Company.

YANZHOU COAL MINING COMPANY LIMITED

22.	DIVIDENDS PAYABLE

	The Group	The Group
	At June 30, 2005	At December 31, 2004

	RMB	RMB
Shareholders of H Shares	318,240,000	—
Shareholders of A Shares	46,800,000	—

	365,040,000	—

23.	TAXES PAYABLE

	The Group	The Group
	At June 30, 2005	At December 31, 2004

	RMB	RMB
Income tax	812,028,626	529,020,219
Value added tax	114,882,690	107,018,240
City construction tax	12,432,612	32,468,286
Others	58,207,055	116,224,940

	997,550,983	784,731,685

24.	OTHER PAYABLES

See note 48 for other payables due to shareholders of the Company holding more than 5% of the total shares of the Company.

25.	PROVISIONS

	The Group
Category	At January 1, 2005	Accrual for the period	Payment for the period	At June 30, 2005
	RMB	RMB	RMB	RMB
Land subsidence, restoration, rehabilitation and environmental costs	(103,406,734)	367,537,560	361,148,015	(97,017,189)

The consequence of coal mining activities is land subsidence caused by the resettlement of the land above the underground mining sites. Depending on the circumstances, the Company may relocate inhabitants from the land above the underground mining sites prior to mining those sites or the Company may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined.

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by management based on their past experience and estimation on future expenditure and accrued on a certain ratio of raw coal mined. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

YANZHOU COAL MINING COMPANY LIMITED

26.	LONG-TERM PAYABLE DUE WITHIN ONE YEAR

	The Group	The Group
	At June 30, 2005	At December 31, 2004

	RMB	RMB
Long-term loan due within one year (note 27)	200,000,000	200,000,000
Long-term payable due within one year (note 28)	166,269,717	18,732,157

	366,269,717	218,732,157

27.	LONG-TERM LOAN

	The Group
Lender	At June 30, 2005	At January 1, 2005	Period	Annual interest rate	Condition for Loan

	RMB	RMB
Bank of China	400,000,000	400,000,000	96 months	5.76%	Guaranteed by Yankuang Group

Less: Long-term loan due within one year	200,000,000	200,000,000
Long-term loan due after one year	200,000,000	200,000,000

	400,000,000	400,000,000

At January 4, 2002, the Company obtained a new bank loan in the amount of RMB1,200,000,000 from Bank of China Shandong Branch, Bank of China Jining Branch and Bank of China Zoucheng Branch to finance the acquisition of Railway Assets. The loan is repayable by instalments over a period of 96 months, whereas the first 2 years of which is grace period. According to the agreement, interests are payable on quarterly basis and principal will be repaid in 6 instalments of RMB200 million each instalment, i.e. at August 25, of each year from year 2004 to 2008 and at January 4, 2010 for the last instalment.

In June 2003, the Company repaid the long-term loan of RMB600,000,000 ahead of schedule. According to the agreement, the unpaid principal will be repaid in 3 instalments of RMB200 million each instalment, i.e. at August 25, of each year from year 2004 to 2006.

YANZHOU COAL MINING COMPANY LIMITED

28.	LONG-TERM PAYABLE

	The Group	The Group
	At June 30, 2005	At December 31, 2004
	RMB	RMB
Payable for acquisition of Jining III’s mining rights (Note1)	79,487,360	79,487,360
Reform and Specific Development Fund (Note2)	188,879,955	96,668,980
Work Safety Expense (Note3)	153,021,917	5,484,357

	421,389,232	181,640,697
Less: Long-term payable due within one year	166,269,717	18,732,157

Long-term payable due after one year	255,119,515	162,908,540

	421,389,232	181,640,697

Note 1:	The amount represents the remaining balances of payable to Yankuang Group for acquisition of Jining III’s mining rights, details of which are set out in note 48(4)(b).

Note 2:	According to the joint regulation of Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Municipal government, form July 1, 2004, Reform and Specific Development Fund is accrued at RMB5.00 per tonne raw coal mined and will be used for related expenditures on mine construction.

Note 3:	According to the relevant regulation of State Administration of Coal Mine Safety, from May 1, 2004, Work Safety Expense is accrued at RMB8 per tonne raw coal mined, and will be used on work safety related expenditure for coal mines. The Company expects to fully use the remaining balance before the end of year 2005.

29.	SHARE CAPITAL

Changes in share capital from January 1, 2005 to June 30, 2005 are as follows:

	The Group
	At January 1, 2005 and At June 30, 2005
	RMB	%
(1) Unlisted shares
Initiation shares
- State legal person shares	1,670,000,000	54.33

Total of unlisted shares	1,670,000,000	54.33

(2) Listed shares
1. A-shares	180,000,000	5.85
2. H-shares	1,224,000,000	39.82

Total of listed shares	1,404,000,000	45.67

(3) Total share capital	3,074,000,000	100.00

YANZHOU COAL MINING COMPANY LIMITED

29.	SHARE CAPITAL - continued

Changes in share capital from January 1, 2004 to December 31, 2004 are as follows:

	At January 1, 2004	Addition	At December 31, 2004
	RMB	RMB	RMB
(1) Unlisted shares
Initiation shares
- State legal person shares	1,670,000,000	—	1,670,000,000

Total of unlisted shares	1,670,000,000	—	1,670,000,000

(2) Listed shares
1. A-shares	180,000,000	—	180,000,000
2. H-shares	1,020,000,000	204,000,000	1,224,000,000

Total of listed shares	1,200,000,000	204,000,000	1,404,000,000

(3) Total share capital	2,870,000,000	204,000,000	3,074,000,000

The share capital has been verified by Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (formerly known as Deloitte Touche Tohmatsu Shanghai CPA) on capital verification report Deshibao (Yan)zi (97) No. 588, capital verification Deshibao (Yan)zi (98) No. 439, capital verification Deshibao (Yan)zi (01) No. 006 and capital verification Deshibao (Yan)zi (01) No.040, and Deshibao (Yan)zi (04) No.037.

Each share has a par value of RMB1.

30.	CAPITAL RESERVES

Changes in capital reserves from January 1, 2005 to June 30, 2005 are as follows:

	The Group
	Share premium (Note 26)	Transfer from Wei Jian Fei (Note)	Total
	RMB	RMB	RMB
At January 1, 2005	5,102,134,238	1,399,815,149	6,501,949,387
Additions	—	110,653,170	110,653,170

At June 30, 2005	5,102,134,238	1,510,468,319	6,612,602,557

YANZHOU COAL MINING COMPANY LIMITED

30.	CAPITAL RESERVES - continued

Changes in capital reserves from January 1, 2004 to December 31, 2004 are as follows:

	The Group
	Share premium	Transfer from Wei Jian Fei (Note)	Total
	RMB	RMB	RMB
At January 1, 2004	3,549,258,855	1,164,936,251	4,714,195,106
Additions	1,552,875,383	234,878,898	1,787,754,281

At December 31, 2004	5,102,134,238	1,399,815,149	6,501,949,387

Note:	Wei Jian Fei is used for purchase of coal production equipment and refurnishment of coal mining structure and the corresponding amounts are transferred from other current liabilities to capital reserves when the construction facilities are put into use. Pursuant to the relevant regulations, this capital reserve can only be used for the future development of the coal mining business.

31.	SURPLUS RESERVES

Changes in surplus reserves from January 1, 2005 to June 30, 2005 are as follows:

	The Group
	Statutory common reserve fund	Statutory common welfare fund	Total
	RMB	RMB	RMB
At January 1, 2005 and At June 30, 2005	769,592,892	384,875,592	1,154,468,484

Changes in surplus reserves from January 1, 2004 to December 31, 2004 are as follows:

	The Group
	Statutory common reserve fund	Statutory common welfare fund	Total
	RMB	RMB	RMB
At January 1, 2004	498,781,858	249,453,800	748,235,658
Additions	270,811,034	135,421,792	406,232,826

At December 31, 2004	769,592,892	384,875,592	1,154,468,484

The statutory common reserve fund can be used to make good the losses incurred in previous years, expand the business scale of the Company or convert it into share capital.

YANZHOU COAL MINING COMPANY LIMITED

32.	CASH DIVIDEND PROPOSED AFTER THE BALANCE SHEET DATE

	The Group
	From January 1, 2005 to June 30, 2005	From January 1, 2004 to December 31, 2004
	RMB	RMB
Opening balance	799,240,000	470,680,000
Less: Transferred to dividends payable	799,240,000	470,680,000
Add: Cash dividend proposed after the balance sheet date (Note)	—	799,240,000

Ending balance	—	799,240,000

Note:	Pursuant to the relevant regulations, companies that issue H shares should appropriate dividend based on profit available for appropriation listed on the audited financial statements prepared under accounting standards in the PRC or International Financial Reporting Standards (“IFRS”), whichever is the lesser.

According to the minute of Board of Directors date April 25, 2005, final dividend of RMB2.6 per ten shares and six bonus shares for every ten shares issued by conversion from capital reserve is proposed based on the total issued shares of 3,074,000,000 (each share with a par value of RMB1). The declaration and payment of the final dividend are subject to the approval of the shareholders’ meeting of the Company at June 28, 2005.

33.	UNAPPROPRIATED PROFITS

	The Group
	From January 1, 2005 to June 30, 2005	From January 1, 2004 to December 31, 2004
	RMB	RMB
Opening balance	3,722,812,692	2,220,500,672

Add: Net profit for the period	1,656,623,093	2,707,784,846
Less: Appropriations to:
Statutory common reserve fund (Note 1)	—	270,778,484
Statutory common welfare fund (Note 2)	—	135,389,242
Statutory common reserve fund of the subsidiary (Note 3)	—	32,550
Statutory common welfare fund of the subsidiary (Note 3)	—	32,550

Profit available for distribution	5,379,435,785	4,522,052,692
Less: Cash dividend proposed after the balance sheet date		799,240,000

Ending balance	5,379,435,785	3,722,812,692

Note 1:	Appropriations to statutory common reserve fund

Pursuant to the Provision 177 of Company Law and the Company’s Article of Association, 10% of its net profit is appropriated as statutory common reserve fund. Such appropriations can be ceased when the accumulated amount of the fund reaches 50% of the Company’s registered capital.

YANZHOU COAL MINING COMPANY LIMITED

33.	UNAPPROPRIATED PROFITS - continued

Note 2:	Appropriations to statutory public welfare fund

Pursuant to the Provision 177 of Company Law and the Company’s Article of Association, the Board of Directors proposed to appropriate 5% of current year’s net profit as statutory common welfare fund.

Note 3:	Appropriations to statutory common reserve fund and statutory common welfare fund of the subsidiary

 Statutory common reserve fund and statutory common welfare fund of the subsidiary are appropriated at the preparation of consolidation financial statements.

34.	REVENUE FROM PRINCIPAL OPERATIONS

	For the period ended June 30,
The Group and the Company	2005	2004
	RMB	RMB
Revenue from domestic sales of coal products	4,785,467,601	3,527,183,291
Revenue from export sales of coal products	1,795,905,562	1,690,970,206
Revenue from railway transportation services	95,271,758	114,510,132

	6,676,644,921	5,332,663,629

Total amount of the 5 largest customers	Percentage in total revenue
RMB	%
1,354,546,284	20%

The Company exports its coal through China National Coal Group Corporation, Minerals Trading Co., Ltd. and Shanxi Coal Import and Export Group Corporation. Currently, the Company does not have direct export rights, and therefore has to export coals through import and export companies. The final decision on customer selection of the Company’s export sales is jointly determined by the Company and the above-mentioned import and export companies. Therefore the amounts of sales made through these import and export companies are excluded from sales of the 5 largest customers.

35.	COST OF PRINCIPAL OPERATIONS

	The Group
	For the period ended June 30,
	2005	2004
	RMB	RMB
Cost of sales of coal products	2,705,948,082	2,085,819,483
Cost of the railway transportation services	52,319,818	40,791,284

	2,758,267,900	2,126,610,767

YANZHOU COAL MINING COMPANY LIMITED

35.	COST OF PRINCIPAL OPERATIONS - continued

Analysis of cost of sales of coal products is as follows:

	The Group
	For the period ended June 30,
	2005	2004
	RMB	RMB
Materials	519,968,301	446,456,591
Wages	452,327,012	391,508,955
Employee welfare	54,874,961	47,020,926
Electricity	139,296,896	150,439,811
Depreciation	396,260,205	433,091,698
Land subsidence, restoration, rehabilitation and environmental costs	359,694,305	159,584,589
Repairs	165,922,707	119,762,271
Safety Work Expense	147,537,560	49,997,792
Reform and Specific Development Fund	92,210,975	—
VAT input transfer out	50,310,010	32,956,231
Others	216,891,980	136,124,497

Subtotal	2,595,294,912	1,966,943,361

Wei Jian Fei	110,653,170	118,876,122

Total	2,705,948,082	2,085,819,483

36.	SALES TAXES AND SURCHARGES

	The Group
	For the period ended June 30,
	2005	2004
	RMB	RMB
Business tax	2,916,375	4,539,350
City construction tax	47,772,946	36,321,618
Education fee	27,274,495	15,566,408
Resource tax	47,070,193	49,461,652

	125,034,009	105,889,028

YANZHOU COAL MINING COMPANY LIMITED

37.	PROFITS FROM OTHER OPERATIONS

	The Group
	For the period ended June 30,
	2005	2004
	RMB	RMB
Sales of raw materials
- Sales	436,050,280	313,234,870
- Cost of sales	415,291,624	294,906,134

	20,758,656	18,328,736

Others
- Income	13,523,204	20,211,269
- Cost	10,390,247	18,679,383

	3,132,957	1,531,886

	23,891,613	19,860,622

38.	OPERATING EXPENSES

	The Group
	For the period ended June 30,
	2005	2004
	RMB	RMB
Selling expense of domestic sales of coal products	153,266,375	267,607,375
Selling expense of export sales of coal products	348,112,142	511,077,018
Others	37,015,941	28,511,582

	538,394,458	807,195,975

39.	FINANCIAL EXPENSES

	The Group
	For the period ended June 30,
	2005	2004
	RMB	RMB
Interest expenses	12,320,000	17,737,094
Less: interest income	33,840,934	26,272,536
Exchange loss	16,855,911	—
Others	240,638	532,485

	(4,424,385)	(8,002,957)

YANZHOU COAL MINING COMPANY LIMITED

40.	INVESTMENT INCOME

	The Group
	For the period ended June 30,
	2005	2004
	RMB	RMB
Short-term investment income
- Interest income from designated deposits	3,376,730	6,440,947
Long-term investment income
- Amortization of long-term equity investment difference	(558,076)	(558,076)

	2,818,654	5,882,871

	The Company
	For the period ended June 30,
	2005	2004
	RMB	RMB
Short-term investment income
- Interest income from designated deposits	3,376,730	6,440,947

Long-term investment income
- Share of investees’ profit recognized under equity method	(10,594,389)	368,669
- Amortization of long-term equity investment difference	(558,076)	(558,076)

	(7,775,735)	6,251,540

41.	NON-OPERATING INCOME

	The Group
	For the period ended June 30,
	2005	2004
	RMB	RMB
Gain on disposal of fixed assets	220,660	757,168
Others	56,636	78,008

	277,296	835,176

42.	NON-OPERATING EXPENSES

	The Group
	For the period ended June 30,
	2005	2004
	RMB	RMB
Loss on disposal of fixed assets	913,526	68,350
Donations	13,000	4,112,800
Fines and others	1,150,445	1,922,081

	2,076,971	6,103,231

YANZHOU COAL MINING COMPANY LIMITED

43.	INCOME TAXES

	The Group
	For the period ended June 30,
	2005	2004
	RMB	RMB
Income tax of the Company (1)	821,759,470	591,828,892
Income tax of subsidiaries	192,150	157,143

	821,951,620	591,986,035

(1)	Income tax is provided at 33% of the taxable income which is calculated by adjusting the accounting profits before tax for the year in accordance with the relevant tax laws.
(2)	The relevant tax authorities have not yet assessed the cap for total wages of the Company that would be deductible under PRC income tax. As a subsidiary of the Parent Company, the directors of the Company are in the opinion that the same basis for determining the deductible wages cap applicable to the Parent Company and assessed by the tax authority would be equally applicable to the Company.

44.	OTHER CASH RECEIVED RELATING TO OPERATING ACTIVITIES

The Group
For the period ended June 30, 2005
RMB
Other operating income	449,573,484
Non operating income	56,636
Interest income	33,840,934
Others	425,114,732

Total	908,585,786

45.	OTHER CASH PAID RELATING TO OPERATING ACTIVITIES

The Group
For the period ended June 30, 2005
Cash payments for operating expenses and administrative expenses	714,518,072
Other operating expenses	425,681,871
Others	38,894,533

Total	1,179,094,476

YANZHOU COAL MINING COMPANY LIMITED

46.	CASH AND CASH EQUIVALENTS

The Group	At June 30, 2005	At December 31, 2004
	RMB	RMB
Bank balances and cash	7,725,699,972	5,278,468,720
Less: Restricted deposit (Note 1)	64,145,263	61,731,230
Foreign currency term deposit (Note 2)	239,892,000	—

	7,421,662,709	5,216,737,490

The Company	At June 30, 2005	At December 31, 2004
	RMB	RMB
Bank balances and cash	6,864,138,214	5,003,516,578
Less: Restricted deposit (Note 1)	26,674,441	24,876,794
Foreign currency term deposit (Note 2)	239,892,000	—

	6,597,571,773	4,978,639,784

Note 1:	The amounts represent the bank deposits pledged to certain banks to secure letters of credit and deposits placed in banks secured for the future payment of land subsidence, restoration, rehabilitation and environmental costs of subsidiary Austar coal mine under the request of Australia government at the balance sheet date.

Note 2:	At the balance sheet date, the amount represents the Euro currency managed by Bank of China Shandong branch entrusted by the Company, which can not be withdrew before the expiration of the entrusting agreement.

YANZHOU COAL MINING COMPANY LIMITED

47.	SEGMENT INFORMATION

Item		Coal mining business	Railway transportation business	Inter-segment elimination	Unallocated items	Total
		RMB	RMB	RMB	RMB	RMB
1.	Operating revenue
	External	6,581,373,163	95,271,758	—	—	6,676,644,921
	Inter-segment	—	116,680,439	(116,680,439)	—	—

	Total	6,581,373,163	211,952,197	(116,680,439)	—	6,676,644,921

2.	Cost of sales
	External	2,705,948,082	52,319,818	—	—	2,758,267,900
	Inter-segment	—	62,850,988	(62,850,988)	—	—

	Total	2,705,948,082	115,170,806	(62,850,988)	—	2,758,267,900

3.	Total operating expenses	1,263,401,899	37,060,613	(53,829,451)	193,899,687	1,440,532,748

4.	Total operating profits	2,612,023,182	59,720,778	—	(193,899,687)	2,477,844,273

5.	Total assets	10,144,913,297	1,035,969,256	—	9,302,126,034	20,483,008,587

6.	Total liabilities	2,799,818,767	26,048,385	—	1,410,676,880	4,236,544,032

48.	SIGNIFICANT RELATED PARTY TRANSACTIONS

(1)	The followings are related parties where a control relationship exists:

Name of related parties	Registration address	Major business	Relationship	Quality	Status representative
Yankuang Group	298 Fu Shan Nan Road, Zoucheng, Shandong	Industry processing	Major shareholder	State-owned	Geng Jia Huai

Zhongyan Trade	No.1 Industrial Zone, Qingdao Free Trade Zone	International trade	Subsidiary	Limited company	Shao Hua Zhen

Yanmei Shipping	Shiqiao town Rencheng district, Jining	Transportation service via river and lakes	Subsidiary	Limited company	Wang Xin Kun

Yulin Power	West Renmin Road, YuYang District, Heze	Prepare for construction	Subsidiary	Limited company	Wang Xin

Yanmei Australia	Australia	Coal mining and sales of coal	Subsidiary	Limited company	—

Austar Coal Mine	Australia	Coal exploitation and sales of coal	Subsidiary’s subsidiary	Limited company	—

YANZHOU COAL MINING COMPANY LIMITED

48.	SIGNIFICANT RELATED PARTY TRANSACTIONS - continued

(2)	For the related parties where a control relationship exists, the registered capital and paid-in capital and the changes therein are as follows:

Related parties’ names	At January 1, 2005	Additions	Reductions	At June 30, 2005
	RMB	RMB	RMB	RMB
Yankuang Group	3,090,336,000	—	—	3,090,336,000
Zhongyan Trade	2,100,000	—	—	2,100,000
Yanmei Shipping	5,500,000	—	—	5,500,000
Yulin Power	800,000,000	—	—	800,000,000
Yanmei Australia	191,285,954	—	—	191,285,954
Austar Coal Mine	191,285,954	—	—	191,285,954

(3)	For the related parties where a control relationship exists, the proportion and changes of equity interest are as follows:

Related parties’ names	At January 1, 2005		Additions		At June 30, 2005
	RMB	%	RMB	%	RMB	%
Yankuang Group	1,670,000,000	54.33	—	—	1,670,000,000	54.33
Zhongyan Trade	1,100,000	52.38	—	—	1,100,000	52.38
Yanmei Shipping	5,060,000	92.00	—	—	5,060,000	92.00
Yulin Power	776,000,000	97.00	—	—	776,000,000	97.00
Yanmei Australia	191,285,954	100.00	—	—	191,285,954	100.00
Austar Coal Mine	191,285,954	100.00	—	—	191,285,954	100.00

(4)	Significant transactions entered with the Company and above-mentioned related parties in current period:

(a)	The transactions after acquisition date between the Company and its subsidiaries which the Company can exercise control over and whose financial statements are included in the consolidated financial statements were eliminated.

(b)	Acquisition of Jining III

At January 1, 2001, the Company acquired Jinjing III according to the “Agreement for Acquisition of Jining III” signed with Yankuang Group at the consideration of RMB2,450,900,000 and mining rights of RMB132,480,000, totally RMB2,583,380,000.

By December 31, 2004, the Company had paid RMB2,503,892,000 to Yankaung Group for the above acquisition, including the consideration of RMB2,450,900,000 and the mining rights of RMB52,992,000.

YANZHOU COAL MINING COMPANY LIMITED

48.	SIGNIFICANT RELATED PARTY TRANSACTIONS - continued

(4)	Significant transactions entered with the Company and above-mentioned related parties in current period:- continued

(b)	Acquisition of Jining III - continued

According to the agreement, the Company will pay the interest-free consideration for the cost of mining rights over ten years by equal instalments before December 31 of each year commencing from year 2001. The Company is scheduled to pay for the mining rights of RMB13,248,000 as the fifth instalment before December 31, 2005.

The consideration for the acquisition is determined according to revaluation price.

(c)	Sales and purchases

	For the period ended June 30,
	2005	2004
	RMB’000	RMB’000
Sales and service provided
Sales of coal - Yankuang Group and its affiliates	390,037	214,045

Public utilities and facilities income - Yankuang Group	14,500	14,500
Material and spare parts sales - Yankuang Group and its affiliates	226,496	184,702

	631,033	413,247

Purchases - Yankuang Group and its affiliates	142,414	101,935

The price of the above transactions is determined according to market price or negotiated price.

(d)	Construction services

	For the period ended June 30,
	2005	2004
	RMB’000	RMB’000
Equipment installation in Jining III Yankuang Group	—	123,294
Civil engineering in Jining III Yankuang Group	—	37,048

	—	160,342

The price of the above transactions is determined at market price.

YANZHOU COAL MINING COMPANY LIMITED

48.	SIGNIFICANT RELATED PARTY TRANSACTIONS - continued

(4)	Significant transactions entered with the Company and above-mentioned related parties in current period:- continued

(e)	Amounts due to or from related parties

Account	Company	At June 30, 2005	At December 31, 2004
		RMB	RMB
Notes receivable	Yankuang Group and its affiliates	21,850,000	8,419,139
Accounts receivable	Yankuang Group and its affiliates	12,152,747	7,106,878
Other receivables (Note)	Yankuang Group and its affiliates	50,142,319	333,289,930
Prepayments	Yankuang Group and its affiliates	37,807,009	3,342,400
Long-term equity investment (Note 14)	Yankuang Group	574,000,000	574,000,000

		695,952,075	926,158,347

Accounts payable	Yankuang Group and its affiliates	38,565,771	37,611,106
Advances from customers	Yankuang Group and its affiliates	75,950,588	31,161,331
Other payables (Note)	Yankuang Group and its affiliates	638,260,422	44,278,697
Long-term payable due within one year (Note 28 and 48(4)b)	Yankuang Group	13,247,800	13,247,800
Long-term payables (Note 28)	Yankuang Group	66,239,560	66,239,560

		832,264,141	192,538,494

Note:	Other payables due to Yankuang Group are interest free and repayable on demand.

(f)	Other transactions

(1)	Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages the retirement benefits, medical benefits and other benefits of the two companies and makes combined payments of the total retirement benefits of the two companies to the government department in charge of the related funds. Amount charged to expenses of the Company for the first 6 months of 2005 and 2004 are RMB299,181,000 and RMB239,903,000 respectively.

YANZHOU COAL MINING COMPANY LIMITED

48.	SIGNIFICANT RELATED PARTY TRANSACTIONS - continued

(4)	Significant transactions entered with the Company and above-mentioned related parties in current period:- continued

(f)	Other transactions - continued

(2)	Pursuant to an agreement signed by the Company and Yankuang Group, the department and subsidiaries of Yankuang Group provided the following services and charged related service fees during the period:

	For the period ended June 30,
	2005	2004
	RMB’000	RMB’000
Electricity	174,531	164,931
Repairs and maintenance	55,635	47,262
Technical support and training fee	7,565	7,565
Mining rights fees	6,490	6,490
Public utilities expenses	190	190
Road transportation fee	20,583	8,341
Gases and eructate expenses	5,510	5,510
Buildings management fee	18,600	18,600
Children tuition fee	8,300	8,300
Others	7,765	7,765

Total	305,169	274,954

(3)	Total amount of salaries paid to key management, including salaries, welfare and subsidies paid in the form of cash, goods and others, for the first 6 months of 2005 and 2004 are RMB1,481,014 and RMB1,765,165 respectively.

(4)	During the first 6 months of 2004 and 2005, the Company and Yankuang Group have made payments or collected receipts to or from individual third party or government authorities on behalf of each other, in respect of goods purchased, services received and other expenses. These payments and receipts made on behalf of the other have been recorded in other payables.

49.	CAPITAL COMMITMENTS

	The Group	The Group
	At June 30, 2005	At December 31, 2004
	RMB’000	RMB’000
Capital expenditure contracted for but not provided in the financial statements in respect of:
- Purchase of assets	334,344	12,872

	334,344	12,872

YANZHOU COAL MINING COMPANY LIMITED

50.	SUBSEQUENT EVENTS

Up to the reporting date, the above-mentioned public auction has not been held yet. In the opinion of the management, the principal, interest and overdue interest can be recovered from the proceeds of sales in the public auction, and therefore no impairment of the overdue designated deposit has been provided at period end.

YANZHOU COAL MINING COMPANY LIMITED

SUPPLEMENT

FOR THE PERIOD FROM JANUARY 1, 2005 TO JUNE 30, 2005

1.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND PRC GAAP

The financial statements are prepared in accordance with PRC GAAP, which differs from that under IFRS. For the period from January 1, 2005 to June 30, 2005, under PRC GAAP net profit is 1,656,623 (RMB’000) and shareholders’ equity is 16,218,740 (RMB’000). The summary of differences of net profit and shareholder’s equity between PRC GAAP and IFRS in this period are as follows:

	Net profit for the period	Net assets ended in June 30, 2005
	RMB’000	RMB’000
As per the financial statements prepared under PRC GAAP	1,656,623	16,218,740
Adjustments under IFRS:
- Reversal of Wei Jian Fei	110,653	—
- Reversal of Work Safety Expense	147,537	352,205
- Work Safety Cost Provision Recognized as Fixed Assets Depreciation	(19,918)	(19,918)
- Reversal of Reform and Specific Development Fund	92,211	188,880
- Deferred tax effect	(53,224)	(76,328)
- Reversal of goodwill amortization	6,958	145,059
- Deemed interest expenses	(1,930)	(111,292)
- Reversal of pre-operating expense	(54,856)	(54,856)
- Others	—	(8,071)

As per financial statements prepared under IFRS	1,884,054	16,634,419

YANZHOU COAL MINING COMPANY LIMITED

2.	RETURN ON SHAREHOLDERS’ EQUITY AND EARNINGS PER SHARE CALCULATED BY DILUTED METHOD AND WEIGHTED AVERAGE METHOD

	Return on shareholders’ equity %		Earnings per share RMB
Profit for the reporting period	Diluted	Weighted average	Diluted	Weighted average
Income from principal operations	23.39	23.51	1.23	1.23
Operating profits	15.28	15.36	0.81	0.81
Net profit	10.21	10.27	0.54	0.54
Net profit excluding extraordinary gain	10.21	10.26	0.54	0.54

Note: Net profit excluding extraordinary gain

For the period ended June 30, 2005
RMB
Net profit	1,656,623,093

Add: Non-operating expenses	2,076,971
Less: Non-operating income	277,296
Subsidy income	—
Interest on designated deposit	3,376,730
Tax effect on extraordinary loss	(885,841)

Net profit excluding extraordinary gain	1,655,931,879

YANZHOU COAL MINING COMPANY LIMITED

3.	LIST OF PROVISION FOR IMPAIRMENT LOSS ON ASSETS

Unit: RMB Yuan

		2005.1.1		Provision		Reversal		Other transfer out		2005.6.30
Item		The Group	The Company	The Group	The Company	The Group	The Company	The Group	The Company	The Group	The Company
1.	Total provision for bad debts	162,416,585	162,416,585	—	—	—	—	—	—	162,416,585	162,416,585
	- Accounts receivable	126,700,309	126,700,309	—	—	—	—	—	—	126,700,309	126,700,309
	- Other receivables	35,716,276	35,716,276	—	—	—	—	—	—	35,716,276	35,716,276

2.	Total provision for loss on current investment	—	—	—	—	—	—	—	—	—	—
	- Bond investment	—	—	—	—	—	—	—	—	—	—

3.	Total provision for loss on inventory	—	—	—	—	—	—	—	—	—	—
	- Raw material	—	—	—	—	—	—	—	—	—	—
	- Finished goods	—	—	—	—	—	—	—	—	—	—

4.	Total provision for loss on long-term investment	—	—	—	—	—	—	—	—	—	—
	- Long-term equity investment	—	—	—	—	—	—	—	—	—	—

5.	Total provision for loss on fixed assets	—	—	—	—	—	—	—	—	—	—
	- Buildings	—	—	—	—	—	—	—	—	—	—
	- Mining structure	—	—	—	—	—	—	—	—	—	—
	- Railway structure	—	—	—	—	—	—	—	—	—	—
	- Habour works and craft	—	—	—	—	—	—	—	—	—	—
	- Plant, machinery and equipment	—	—	—	—	—	—	—	—	—	—
	- Transportation equipment	—	—	—	—	—	—	—	—	—	—

6.	Total provision for loss on intangible assets	—	—	—	—	—	—	—	—	—	—
	- Land use rights	—	—	—	—	—	—	—	—	—	—
	- Mining rights	—	—	—	—	—	—	—	—	—	—
	- Goodwill	—	—	—	—	—	—	—	—	—	—

7.	Provision for loss on fixed assets under construction	—	—	—	—	—	—	—	—	—	—

8.	Provision for loss on designated deposit	—	—	—	—	—	—	—	—	—	—

YANZHOU COAL MINING COMPANY LIMITED

4.	ANALYSIS OF ITEMS WHICH FLUCTUATED OVER 30% (INCLUDING 30%), AND ACCOUNTING FOR 5% (INCLUDING 5%) OF THE TOTAL ASSETS ON THE BALANCE SHEET DATE OR 10% (INCLUDING 10%) OF THE TOTAL PROFITS FOR THE REPORTING YEAR:

Unit: RMB Yuan

	June 30, 2005
Items in balance sheet	Amount	Percentage in total assets	December 31, 2004	Fluctuation	Reason
Bank balance and cash	7,725,699,972	38%	5,278,468,720	46%	Note 1
Other payables	1,421,092,287	7%	616,637,336	130%	Note 2

Note 1:	As the demand and supply in coal market are high, the price of coal increased sharply and the sales by means of cash increased a lot in this period, which caused significant increase in cash balance.

Note 2:	The dividend payable for the Yankuang Group has not been settled.

Unit: RMB Yuan

	2005
Items in statement of income and profits appropriation	Amount	Percentage in total profits	2004	Fluctuation	Reason
Cost of principal operations	2,758,267,900	111%	2,126,610,767	30%	Note 3
Selling expenses	538,394,458	22%	807,195,975	-33%	Note 4
Income tax	821,951,620	33%	591,986,035	39%	Note 5

Note 3:	(1)	The increase of Work Safety Expense and Reform and Specific Development Fund caused the significant increase of Cost of principal operations.

	(2)	The increase of Land subsidence cost caused the significant increase of Cost of principal operations.

Note 4:		The sales of export and the domestic sales of commodities originally designed for export have been decreased.

Note 5:		The Company’s total profit has increased significantly.

YANZHOU COAL MINING COMPANY LIMITED

(ii)	Unaudited Financial Information prepared under IFRS

CONDENSED CONSOLIDATED STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2005

		Six months ended June 30,
	Notes	2005		2004
		RMB’000		RMB’000
		(unaudited)		(unaudited)
Gross sales of coal	5		6,459,547		5,116,043
Transportation costs of coal	5		(501,379)		(774,354)

Net sales of coal	5		5,958,168		4,341,689
Railway transportation service income			92,064		110,731
Cost of sales and service provided	6		(2,429,060)		(1,957,737)

Gross profit			3,621,172		2,494,683
Selling, general and administrative expenses	7		(905,663)		(713,037)
Other operating income	8		58,259		68,808

Operating income			2,773,768		1,850,454
Interest expenses	9		(14,250)		(20,012)

Income before income taxes	10		2,759,518		1,830,442
Income taxes	11		(875,175)		(605,840)

Net income for the period			1,884,343		1,224,602

Attributable to:
Equity holders of the Company			1,884,054		1,224,433
Minority interest			289		169

			1,884,343		1,224,602

Appropriations to reserve			202,864		168,874

Dividends	12		799,240		470,680

Earnings per share	13	RMB	0.38	RMB	0.27

Earnings per ADS	13	RMB	19.15	RMB	13.33

YANZHOU COAL MINING COMPANY LIMITED

CONDENSED CONSOLIDATED BALANCE SHEET

AT JUNE 30, 2005

	Notes	At June 30, 2005	At December 31, 2004
		RMB’000 (unaudited)	RMB’000 (audited)
ASSETS

CURRENT ASSETS
Bank balances and cash		7,421,663	5,216,738
Term deposits		239,892	—
Restricted cash	14	26,674	24,877
Bills and accounts receivable	15	1,324,453	1,223,788
Inventories	16	597,463	485,429
Other loans receivable	17	850,000	850,000
Amounts due from Parent Company and its subsidiary companies	30	—	213,871
Prepaid lease payments	19	13,190	13,190
Prepayments and other current assets		281,372	188,296
Prepayment for land subsidence, restoration, rehabilitation and environmental costs	26	97,017	103,407

TOTAL CURRENT ASSETS		10,851,724	8,319,596

MINING RIGHTS	18	134,983	138,617
PREPAID LEASE PAYMENTS	19	571,933	578,528
PROPERTY, PLANT AND EQUIPMENT, NET	20	8,226,062	8,537,150
GOODWILL	21	117,392	117,392
NEGATIVE GOODWILL	22	—	(27,621)
INVESTMENTS IN SECURITIES	23	62,181	62,181
RESTRICTED CASH	14	37,471	36,854
DEPOSIT PAID FOR ACQUISITION OF A SUBSIDIARY	24	574,000	574,000

TOTAL ASSETS		20,575,746	18,336,697

YANZHOU COAL MINING COMPANY LIMITED

	Notes	At June 30, 2005	At December 31, 2004
		RMB’000 (unaudited)	RMB’000 (audited)
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Accounts payable	25	331,183	478,281
Other payables and accrued expenses		1,603,450	1,337,565
Amounts due to Parent Company and its subsidiary companies	30	673,554	—
Unsecured bank borrowing - due within one year	27	200,000	200,000
Taxes payable		812,029	529,265

TOTAL CURRENT LIABILITIES		3,620,216	2,545,111

AMOUNTS DUE TO PARENT COMPANY AND ITS SUBSIDIARY COMPANIES - DUE AFTER ONE YEAR	30	41,057	41,057
UNSECURED BANK BORROWING - DUE AFTER ONE YEAR	27	200,000	200,000
DEFERRED TAX LIABILITY	28	76,328	23,104

TOTAL LIABILITIES		3,937,601	2,809,272

COMMITMENTS	31
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY		16,634,419	15,523,751
MINORITY INTEREST		3,726	3,674

TOTAL EQUITY		16,638,145	15,527,425

TOTAL LIABILITIES AND EQUITY		20,575,746	18,336,697

YANZHOU COAL MINING COMPANY LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2005

	Attributable to equity holders of the Company
	Share capital	Share premium	Future development fund	Statutory common reserve fund	Statutory common welfare fund	Translation reserve	Retained earnings	Total	Minority interest	Total
	RMB’000	RMB’000	RMB’000 (note)	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2004	2,870,000	3,272,527	1,114,911	498,781	249,453	—	3,077,567	11,083,239	3,740	11,086,979
Net income (unaudited)	—	—	—	—	—	—	1,224,433	1,224,433	169	1,224,602
Appropriation to reserve (unaudited)	—	—	168,874	—	—	—	(168,874)	—	—	—
Dividend (unaudited)	—	—	—	—	—	—	(470,680)	(470,680)	(319)	(470,999)

Balance at June 30, 2004 (unaudited)	2,870,000	3,272,527	1,283,785	498,781	249,453	—	3,662,446	11,836,992	3,590	11,840,582

Balance at July 1, 2004 (unaudited)	2,870,000	3,272,527	1,283,785	498,781	249,453	—	3,662,446	11,836,992	3,590	11,840,582
Share issued at premium (unaudited)	204,000	1,591,977	—	—	—	—	—	1,795,977	—	1,795,977
Share issue expense (unaudited)	—	(39,102)	—	—	—	—	—	(39,102)	—	(39,102)
Net income (unaudited)	—	—	—	—	—	—	1,929,884	1,929,884	84	1,929,968
Appropriations to reserves, net of minority interest’s share (unaudited)	—	—	162,674	270,812	135,422	—	(568,908)	—	—	—

Balance at December 31, 2004	3,074,000	4,825,402	1,446,459	769,593	384,875	—	5,023,422	15,523,751	3,674	15,527,425

Balance at January 1, 2005	3,074,000	4,825,402	1,446,459	769,593	384,875	—	5,023,422	15,523,751	3,674	15,527,425
Effect of change in accounting policy	—	—	—	—	—	—	27,621	27,621	—	27,621

As restated	3,074,000	4,825,402	1,446,459	769,593	384,875	—	5,051,043	15,551,372	3,674	15,555,046
Exchange difference arising on translation of foreign operations recognised directly in equity (unaudited)	—	—	—	—	—	(1,767)	—	(1,767)	—	(1,767)
Net income (unaudited)	—	—	—	—	—	—	1,884,054	1,884,054	289	1,884,343
Appropriation to reserve (unaudited)	—	—	202,864	—	—	—	(202,864)	—	—	—
Dividend (unaudited)	—	—	—	—	—	—	(799,240)	(799,240)	(237)	(799,477)

Balance at June 30, 2005 (unaudited)	3,074,000	4,825,402	1,649,323	769,593	384,875	(1,767)	5,932,993	16,634,419	3,726	16,638,145

Note:

Prior to 1999, Yanzhou Coal Mining Company Limited (“the Company”) was required to contribute at RMB1.80 per tonne of raw coal mined to the National Coal Industry Bureau (“NCIB”) and Shangdong Coal Mining Industrial Bureau (“SCMIB”) in aggregate and the amount was recognized as an expense. In addition, the Company was also required to transfer an annual amount to a future development fund at RMB4.2 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

The contribution to NCIB has been cancelled since July 1, 1998 and the contribution to SCMIB has been cancelled since January 1, 1999.

According to a clarification of the relevant regulations obtained from the Ministry of Finance during 2002, the requirement for the Company to transfer an annual amount to the future development fund had not changed upon cancellation of the requirements for contributions to NCIB and SCMIB. Therefore, the Company is required to transfer annually an amount to the future development fund at RMB6 per tonne of raw coal mined.

Pursuant to the relevant regulations of the Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Province and Shandong Province Coal Mining Industrial Bureau, the Company is required to transfer an additional amount at RMB5 per tonne of raw coal mined beginning July 1, 2004 to the future improvement of the mining facilities.

YANZHOU COAL MINING COMPANY LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2005

	Six months ended June 30,
	2005	2004
	RMB’000	RMB’000
	(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net income for the period	1,884,343	1,224,602
Adjustments to reconcile net income for the period to net cash from operating activities:
Depreciation of property, plant and equipment and land use rights	462,354	474,305
Amortization of goodwill	—	5,388
Release of negative goodwill to income	—	(13,810)
Amortization of mining rights	3,312	3,316
Deferred tax charges	53,224	13,854
Loss (gain) on disposal of property, plant and equipment	692	(689)
(Increase) decrease in assets:
Bills and accounts receivable	(100,665)	456,257
Inventories	(59,745)	7
Prepayments and other current assets	(93,076)	239,779
Amounts due from Parent Company and its subsidiary companies	213,871	—
Taxes receivable	—	(628)
Prepayment for land subsidence, restoration, rehabilitation and environmental costs	(1,454)	—
Increase (decrease) in liabilities:
Accounts payable	(147,098)	(145,920)
Other payables and accrued expenses	(117,184)	(45,562)
Provision for land subsidence, restoration, rehabilitation and environmental costs	—	(10,528)
Amounts due to Parent Company and its subsidiary companies	239,614	(120,248)
Taxes payable	282,764	248,814

NET CASH FROM OPERATING ACTIVITIES	2,620,952	2,328,937

YANZHOU COAL MINING COMPANY LIMITED

	Six months ended June 30,
	2005	2004
	RMB’000	RMB’000
	(unaudited)	(unaudited)
INVESTING ACTIVITIES
Increase in term deposit	(239,892)	—
Purchase of property, plant and equipment	(176,211)	(258,647)
Increase in restricted cash	(2,414)	(10,962)
Proceeds on disposal of property, plant and equipment	2,281	6,774
Decrease in other loan receivable	—	100,000

NET CASH USED IN INVESTING ACTIVITIES	(416,236)	(162,835)

CASH USED IN FINANCING ACTIVITY
Dividend paid to a minority shareholder of subsidiary	(237)	(319)

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,204,479	2,165,783

CASH AND CASH EQUIVALENTS, BEGINNING	5,216,738	2,023,772
Effect of foreign exchange rate changes	446	—

CASH AND CASH EQUIVALENTS, ENDING, REPRESENTED BY BANK BALANCES AND CASH	7,421,663	4,189,555

Additional cash flow information:
Cash paid during the period for
Interest	12,320	17,568
Income taxes	539,187	343,795

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2005

1.	GENERAL

Organisation and principal activities

The Group represents the Company and its consolidated subsidiaries.

The Company is established as a joint stock company with limited liability in the People’s Republic of China (the “PRC”) and operates six coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine (“Jining II”) and Jining III coal mine (“Jining III”) as well as a regional railway network that links these mines with the national railway gird. These six coal mines and the railway were originally divisions of the Company’s ultimate holding company, Yankuang Group Corporation Limited (the “Parent Company”), a state-owned enterprise in the PRC. The Parent Company contributed the assets and liabilities of the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine and Dongtan coal mine into the Company upon its formation.

The Company acquired from the Parent Company Jining II, Jining III and the assets of the special purpose coal railway transportation business (“Railway Assets”) in 1998, 2001 and 2002, respectively.

In April 2001, the status of the Company was changed to that of a sino-foreign joint stock limited company.

The Company’s A shares are listed on the Shanghai Securities Exchange (“SSE”), its H shares are listed on The Stock Exchange of Hong Kong Limited (the “SEHK”), and its American Depositary Shares (“ADS”, one ADS represents 50 H shares) are listed on the New York Stock Exchange, Inc.

The Company holds a 52.38% interest in the registered capital of Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. (“Zhongyan”), a limited liability company established and operated in the PRC. Zhongyan is engaged in the trading and processing of mining machinery.

The Company holds a 92% interest in the registered capital of Shandong Yanmei Shipping Co., Ltd. (formerly known as Zoucheng Nanmei Shipping Co., Ltd.) (“Yanmei Shipping”), a limited liability company established and operated in the PRC which is principally engaged in the transportation business via rivers and lakes and sale of coal and construction materials.

In 2004, the Company established Yanzhou Coal Yulin Power Chemical Co., Ltd. (“Yulin”), a 97% owned subsidiary, for the future development of the methanol projects of the Group in the Shaanxi Province in the PRC. At June 30, 2005, Yulin had not yet commenced business operations.

In addition, the Company acquired the entire interest in the Southland coal mine located in New South Wales, Australia (“Southland”) from independent third parties in 2004 for aggregate cash consideration of AUD29,377,000 (equivalent to RMB187,312,000 then). The Company has also established two wholly-owned subsidiaries in Australia, namely Yancoal Australia Pty Limited (“Yancoal”) and Austar Coal Mine Pty Limited (“Austar”), in 2004 for the Group’s future operations in Southland. Southland has not yet commenced production of saleable coal since the Company’s acquisition.

YANZHOU COAL MINING COMPANY LIMITED

2.	BASIS OF PRESENTATION

The condensed financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” and with the applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on the SEHK. The Company also prepares a set of financial statements in accordance with the relevant accounting principles and regulations applicable to PRC enterprises (“PRC GAAP”). Differences between International Financial Reporting Standards (“IFRS”) and PRC GAAP are stated in note 36.

Differences between IFRS and accounting principles generally accepted in the United States of America (“US GAAP”) are stated in note 37.

3.	SIGNIFICANT ACCOUNTING POLICIES

The condensed financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value, as appropriate.

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2004 except as described below.

In the current period, the Group has adopted all of the new and revised standards and interpretations issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (IFRIC) of the IASB that are relevant to its operations and effective for accounting periods beginning on January 1, 2005. The application of these new and revised standards and interpretations has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests has been changed. The changes in presentation have been applied retrospectively. The adoption of these new and revised standards and interpretations has resulted in changes to the Group’s accounting policies in the following areas that have affected the amounts reported for the current or prior periods:

•	goodwill (IFRS 3); and

•	excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost of acquisition (previously known as negative goodwill) (IFRS 3).

The impact of these changes in accounting policies is discussed in detail later in this note. The impact on basic earnings per share is disclosed in note 13.

At the date of authorisation of these financial statements, the following standards and interpretations were in issue but not yet effective:

IAS 19 (Amendment)	Employee Benefits
IAS 39 (Amendment)	The Fair Value Option
IAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
IAS 39 (Amendment)	Financial Instruments: Recognition and Measurement and IFRS 4 Insurance Contracts
IFRS 6	Exploration for and Evaluation of Mineral Resources
IFRS 7	Financial Instruments: Disclosures
IFRIC 4	Determining whether an Arrangement contains a Lease
IFRIC 5	Right to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

YANZHOU COAL MINING COMPANY LIMITED

3.	SIGNIFICANT ACCOUNTING POLICIES - continued

The Group has commenced considering the potential impact of these standards and interpretations but is not yet in a position to determine whether these standards and interpretations will have a significant impact on how its results of operations and financial position are prepared and presented. These standards and interpretations may result in changes in the future as to how the results and financial position are prepared and presented.

IFRS 3 “Business Combinations”

Goodwill

IFRS 3 “Business Combinations” has been adopted for business combinations for which the agreement date is on or after March 31, 2004. The principal impact of the new Standard on the accounting for that transaction has been the recognition of contingent liabilities and certain intangible assets that would not have been recognized separately from goodwill under the predecessor Standard, IAS 22. No business combinations in the current period took place.

After initial recognition, IFRS 3 requires goodwill acquired in a business combination to be carried at cost less any accumulated impairment losses. Under IAS 36 “Impairment of Assets” (as revised in 2004), impairment reviews are required annually, or more frequently if there are indications that goodwill might be impaired. IFRS 3 prohibits the amortization of goodwill. Previously, under IAS 22, the Group carried goodwill in its balance sheet at cost less accumulated amortization and accumulated impairment losses. Amortisation was charged over the estimated useful life of the goodwill, subject to the rebuttable presumption that the maximum useful life of goodwill was 20 years.

In accordance with the transitional rules of IFRS 3, the Group has applied the revised accounting policy for goodwill prospectively from the beginning of its first annual period beginning on or after March 31, 2004, i.e. January 1, 2005, to goodwill acquired in business combinations for which the agreement date was before March 31, 2004. Therefore, from January 1, 2005, the Group has discontinued amortizing such goodwill and has tested the goodwill for impairment in accordance with IAS 36. At January 1, 2005, the carrying amount of amortization accumulated before that date of RMB29.3 million has been eliminated, with a corresponding decrease in the cost of goodwill.

Because the revised accounting policy has been applied prospectively, the change has had no impact on amounts reported for the year ended December 31, 2004 or prior periods. No amortisation has been charged in the current period. Under the previous accounting policy, RMB7.9 million would have been charged to income during the six months ended June 30, 2005, leaving a balance of goodwill of RMB110 million at June 30, 2005.

Excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost (previously known as negative goodwill)

IFRS 3 requires that, after reassessment, any excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of the business combination should be recognised immediately in profit or loss.

Previously, under IAS 22, the Group released negative goodwill to income over a number of accounting periods, based on an analysis of the circumstances from which the balance resulted. Negative goodwill was reported as a deduction from assets in the balance sheet.

YANZHOU COAL MINING COMPANY LIMITED

3.	SIGNIFICANT ACCOUNTING POLICIES - continued

IFRS 3 “Business Combinations” - continued

Excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost (previously known as negative goodwill) – continued

In accordance with the transitional rules of IFRS 3, the Group has applied the revised accounting policy prospectively from January 1, 2005. Therefore, the change has had no impact on amounts reported for the year ended December 31, 2004 or prior periods.

The carrying amount of negative goodwill at January 1, 2005 has been derecognized at the transition date. Therefore, an adjustment of RMB27.6 million is made to opening retained earnings and negative goodwill at January 1, 2005.

Under the previous accounting policy, RMB13.8 million of negative goodwill would have been released to income during the six months ended June 30, 2005, leaving a balance of negative goodwill of RMB13.8 million at June 30, 2005. Therefore, the impact of the change in accounting policy in 2005 is a reduction in other operating income of RMB13.8 million and an increase in net assets at June 30, 2005 of RMB 13.8 million.

IAS 17 (Revised) “Leases”

Leasehold Interest in Land

In current period, the Group has applied IAS 17 Leases retrospectively.

Previously, the cost of land use rights was amortised over the term of the rights. The net carrying amount is presented as non-current asset. Under IAS 17, payments for land use rights is treated as prepaid lease payment under operating lease. Accordingly, the current portion of RMB13,190,000 (December 31, 2004: RMB13,190,000) has been reclassified to current assets.

4.	SEGMENT INFORMATION

The Group is engaged primarily in the coal mining business and the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales must be made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”), Minmetals Trading Co., Ltd. (“Minmetals Trading”) or Shanxi Coal Imp. & Exp. Group Corp. (“Shanxi Coal Corporation”). The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. Certain of the Company’s subsidiaries are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the coal mining business segment, are insignificant to the Group.

YANZHOU COAL MINING COMPANY LIMITED

4.	SEGMENT INFORMATION - continued

Business segments

For management purposes, the Group is currently organised into two operating divisions—coal mining and coal railway transportation. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Coal mining	- Underground mining, preparation and sales of coal
Coal railway transportation	- Provision for railway transportation services

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the six months ended June 30, 2005
	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	5,958,168	92,064	—	6,050,232
Inter-segment	—	116,740	(116,740)	—

Total	5,958,168	208,804	(116,740)	6,050,232

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.
RESULT

Segment results	2,892,250	59,721	—	2,951,971

Unallocated corporate expenses				(214,978)
Unallocated corporate income				36,775

Operating income				2,773,768

YANZHOU COAL MINING COMPANY LIMITED

4.	SEGMENT INFORMATION - continued

INCOME STATEMENT - continued

	For the six months ended June 30, 2004
	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	5,116,043	110,731	—	5,226,774
Inter-segment	—	146,052	(146,052)	—

Total	5,116,043	256,783	(146,052)	5,226,774

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

RESULT

Segment results	1,865,247	128,830	—	1,994,077

Unallocated corporate expenses				(176,337)
Unallocated corporate income				32,714

Operating income				1,850,454

5.	SALES OF COAL AND TRANSPORTATION COSTS OF COAL

	Six months ended June 30,
	2005	2004
	RMB’000	RMB’000
Domestic sales of coal, gross	4,690,741	3,444,406
Less: Transportation costs	153,267	263,277

Domestic sales of coal, net	4,537,474	3,181,129

Export sales of coal, gross	1,768,806	1,671,637
Less: Transportation costs	348,112	511,077

Export sales of coal, net	1,420,694	1,160,560

Net sales of coal	5,958,168	4,341,689

Net sales of coal represents the invoiced value of coal sold and is net of returns, discounts, sales taxes and transportation costs if the invoiced value includes transportation costs to the customers.

Sales taxes consist primarily of a resource tax currently calculated at the rate of RMB3.60 per metric tonne (“tonne”) of the imputed quantity of raw coal sold and are paid to the local tax bureau. Prior to May 1, 2005, resource tax was charged at the rate of RMB2.40 per tonne of imputed quantity of raw coal sold. The resource tax for each of six months ended June 30, 2005 and 2004 amounted to RMB47,070,000 and RMB49,462,000, respectively.

YANZHOU COAL MINING COMPANY LIMITED

6.	COST OF SALES AND SERVICE PROVIDED

	Six months ended June 30,
	2005	2004
	RMB’000	RMB’000
Materials	526,848	452,843
Wages and employee benefits	524,367	452,389
Electricity	140,938	152,393
Depreciation	431,605	447,972
Land subsidence, restoration, rehabilitation and environmental costs	359,694	159,585
Repairs and maintenance	171,166	122,786
Annual fee and amortization of mining rights	9,806	9,806
Transportation costs	53,530	24,112
Others	211,106	135,851

	2,429,060	1,957,737

7.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Six months ended June 30,
	2005	2004
	RMB’000	RMB’000
Retirement benefits scheme contributions (note 32)	228,395	182,973
Wages and employee benefits	130,837	69,693
Additional medical insurance	20,212	16,295
Depreciation	30,749	26,333
Amortization of goodwill	—	5,388
Distribution charges	20,179	19,100
Allowance for doubtful debts	—	30,426
Resource compensation fees	62,925	50,863
Repairs and maintenance	70,100	39,435
Research and development	25,155	49,292
Staff training costs	15,153	13,667
Freight charges	10,746	3,342
Others	291,212	206,230

	905,663	713,037

YANZHOU COAL MINING COMPANY LIMITED

8.	OTHER OPERATING INCOME

	Six months ended June 30,
	2005	2004
	RMB’000	RMB’000
Gain on sales of auxiliary materials	20,759	20,001
Interest income from bank deposits	33,841	26,273
Interest income on loan receivable	3,377	6,441
Release of negative goodwill to income	—	13,810
Others	282	2,283

	58,259	68,808

9.	INTEREST EXPENSES

	Six months ended June 30,
	2005	2004
	RMB’000	RMB’000
Interest expenses on bank borrowing wholly repayable within 5 years	12,320	17,737
Deemed interest expenses in respect of acquisition of Jining III	1,930	2,275

	14,250	20,012

No interest was capitalized during the relevant periods.

10.	INCOME BEFORE INCOME TAXES

	Six months ended June 30,
	2005	2004
	RMB’000	RMB’000
Income before income taxes has been arrived at after charging (crediting):

Amortization of mining rights	3,312	3,316
Loss (gain) on disposal of property, plant and equipment	692	(689)

11.	INCOME TAXES

	Six months ended June 30,
	2005	2004
	RMB’000	RMB’000
Income taxes	821,951	591,986
Deferred tax charge (note 28)	53,224	13,854

	875,175	605,840

YANZHOU COAL MINING COMPANY LIMITED

11.	INCOME TAXES - continued

The Group is subject to a standard income tax rate of 33%. The effective income tax rate of the Group for the current period is 34% (six months ended June 30, 2004: 33%). The major reconciling items are the amount claimed on the appropriation to future development fund which is eligible for tax deduction but is not charged to income under IFRS and the expenses not deductible for tax purposes.

12.	DIVIDENDS

	Six months ended June 30,
	2005	2004
	RMB’000	RMB’000
Final dividend approved, RMB0.260 per share (2004: RMB0.114)	799,240	327,180
Special dividend approved, RMB0.05 per share for the six months ended June 30, 2004	—	143,500

	799,240	470,680

Pursuant to the annual general meeting held on June 28, 2005, a final dividend and a bonus issue on the basis of six bonus shares for every ten existing shares in respect of the year ended December 31, 2004 were approved.

Pursuant to the annual general meeting held on June 25, 2004, a final dividend and a special dividend in respect of the year ended December 31, 2003 were approved.

13.	EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to equity holders of the Company for the six months ended June 30, 2005 and 2004 is based on the net income for the period of RMB1,884,054,000 and RMB1,224,433,000 and on the weighted average number of 4,918,400,000 shares and 4,592,000,000 shares in issue during the relevant periods, respectively.

The weighted average number of ordinary shares for the purposes of calculating basic earnings per share for both periods has been adjusted for the effect of the bonus issue of the Company on July 27, 2005.

The earnings per ADS have been calculated based on the net income for the relevant periods and on one ADS representing 50 H shares which has been adjusted for the effect of the bonus issue of the Company on July 27, 2005.

YANZHOU COAL MINING COMPANY LIMITED

13.	EARNINGS PER SHARE AND PER ADS - continued

Impact of changes in accounting policies

Changes in the Group’s accounting policies during the period are described in detail in note 3. To the extent that those changes have had an impact on results reported for the six months ended June 30, 2005 and 2004, they have had an impact on the amounts reported for earnings per share. The following table summarises that impact on basic earnings per share:

	Impact on basic earnings per share		Impact on earnings per ADS
	Six months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
	RMB	RMB	RMB	RMB
Non-amortisation of goodwill (replaced by impairment loss)	0.001	—	0.05	—
Negative goodwill no longer released to income	(0.003)	—	(0.15)	—

Total impact of changes in accounting policies	(0.002)	—	(0.10)	—

14.	RESTRICTED CASH

At the balance sheet date, the short-term restricted cash represents the bank deposits pledged to certain banks to secure banking facilities granted to the Group. The long-term amount represents the bank deposits placed as guarantee for the future payments of rehabilitation cost of Southland as required by the Australian government.

15.	BILLS AND ACCOUNTS RECEIVABLE

	At June 30, 2005	At December 31, 2004

	RMB’000	RMB’000
Total bills receivable	1,080,476	890,046
Total accounts receivable	370,677	460,442

	1,451,153	1,350,488
Less: Allowance for doubtful debts	(126,700)	(126,700)

Total bills and accounts receivable, net	1,324,453	1,223,788

Bills receivable represent unconditional orders in writing issued by or negotiated with customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties.

The Group made allowance for doubtful debts of RMB30,426,000 for the six months ended June 30, 2004 (Six months ended June 30, 2005: Nil).

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

YANZHOU COAL MINING COMPANY LIMITED

15.	BILLS AND ACCOUNTS RECEIVABLE - continued

The following is an aged analysis of bills and accounts receivable at the reporting date:

	At June 30, 2005	At December 31, 2004
	RMB’000	RMB’000
1 - 180 days	1,277,444	1,233,248
181 - 365 days	64,080	654
1 - 2 years	3,307	3,913
2 - 3 years	65	32,407
Over 3 years	106,257	80,266

	1,451,153	1,350,488

16.	INVENTORIES

	At June 30, 2005	At December 31, 2004
	RMB’000	RMB’000
COST
Auxiliary materials, spare parts and small tools	240,091	226,271
Coal products	357,372	259,158

	597,463	485,429

17.	OTHER LOAN RECEIVABLE

At the balance sheet dates, the amount consists of loans granted to independent third parties. The amounts are guaranteed by other independent third parties and bear interest at 5.04% - 7.00% per annum.

Included in the total amount is a loan of RMB640,000,000 (the “Default Loan”) which is secured by certain state legal person shares of a company listed on the SSE (“the Secured Shares”) and certain equity interest in another unlisted company held by the guarantor. The Default Loan defaulted in January 2005 and the Company has applied to the People’s Supreme Court of the Shandong Province (the “Court”) to freeze the Secured Shares. The Company has also applied to the Court to dispose of the Secured Shares by way of a public auction and the proceeds will be applied to repay the Default Loan to the Company. In the opinion of the directors, based on the estimated fair market value of the Secured Shares, the proceeds from their sale should be sufficient to cover the principal and interest of the Default Loan.

YANZHOU COAL MINING COMPANY LIMITED

18.	MINING RIGHTS

RMB’000
COST
At January 1, 2005	165,113
Exchange difference	(322)

At June 30, 2005	164,791

AMORTIZATION
At January 1, 2005	26,496
Provided for the period	3,312

At June 30, 2005	29,808

NET BOOK VALUES
At June 30, 2005	134,983

At December 31, 2004	138,617

In addition, the Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company, effective from September 25, 1997, an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up the mining rights associated with Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine and Jining II. The annual fee is subject to change after a ten-year period.

Mining rights are amortised, on a straight-line basis, over their useful life of twenty years.

19.	PREPAID LEASE PAYMENTS

RMB’000
COST
At January 1, 2005 and at June 30, 2005	658,549

AMORTIZATION
At January 1, 2005	66,831
Provided for the period	6,595

At June 30, 2005	73,426

NET BOOK VALUE
At June 30, 2005	585,123

At December 31, 2004	591,718

YANZHOU COAL MINING COMPANY LIMITED

19.	PREPAID LEASE PAYMENTS - continued

	At June 30, 2005	At December 31, 2004
	RMB’000	RMB’000
Current portion	13,190	13,190
Non-current portion	571,933	578,528

	585,123	591,718

The amounts represent prepaid lease payments for land use rights which are situated in the PRC and have a term of fifty years from the date of grant of land use rights certificates.

The land use rights of Railway Assets were acquired from the Parent Company during the year ended December 31, 2002. The registration process in respect of the land use rights of the Railway Assets had not yet been completed at June 30, 2005.

20.	PROPERTY, PLANT AND EQUIPMENT, NET

	Freehold land in Australia	Buildings	Habour works and crafts	Railway structures	Mining structures	Plant, machinery and equipment	Transportation equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
At January 1, 2005	57,195	2,134,845	250,231	727,674	3,904,460	7,290,213	285,633	86,505	14,736,756
Exchange difference	(564)	(53)	—	—	—	(1,271)	(3)	—	(1,891)
Additions	—	1,803	—	—	—	76,944	1,051	114,182	193,980
Transfers	—	4,554	—	—	—	16,176	270	(21,000)	—
Disposals	—	—	—	—	—	(6,489)	(2,290)	—	(8,779)

At June 30, 2005	56,631	2,141,149	250,231	727,674	3,904,460	7,375,573	284,661	179,687	14,920,066

DEPRECIATION
At January 1, 2005	—	895,723	6,068	161,401	1,506,284	3,491,102	139,028	—	6,199,606
Provided for the period	—	62,799	3,034	27,473	46,105	343,444	17,349	—	500,204
Eliminated on disposals	—	—	—	—	—	(3,620)	(2,186)	—	(5,806)

At June 30, 2005	—	958,522	9,102	188,874	1,552,389	3,830,926	154,191	—	6,694,004

NET BOOK VALUES
At June 30, 2005	56,631	1,182,627	241,129	538,800	2,352,071	3,544,647	130,470	179,687	8,226,062

At December 31, 2004	57,195	1,239,122	244,163	566,273	2,398,176	3,799,111	146,605	86,505	8,537,150

YANZHOU COAL MINING COMPANY LIMITED

21.	GOODWILL

	Six months ended June 30, 2005	Year ended December 31, 2004
	RMB’000	RMB’000
COST
Opening balance	146,707	106,707
Elimination of amortization accumulated prior to the adoption of IFRS 3 (note 3)	(29,315)	—
Subsequent adjustment to contingent consideration payment in respect of the acquisition of Railway Assets	—	40,000

Closing balance	117,392	146,707

AMORTIZATION Opening balance	29,315	13,542
Elimination of amortization accumulated prior to the adoption of IFRS 3 (note 3)	(29,315)	—
Provided for the year	—	15,773

Closing balance	—	29,315

NET BOOK VALUES
Closing balance	117,392	117,392

22.	NEGATIVE GOODWILL

	Six months ended June 30, 2005	Year ended December 31, 2004
	RMB’000	RMB’000
COST
Opening balance	138,101	138,101
Change in accounting policy (note 3)	(138,101)	—

Closing balance	—	138,101

RELEASED TO INCOME
Opening balance	110,480	82,860
Released for the year	—	27,620
Change in accounting policy (note 3)	(110,480)	—

Closing balance	—	110,480

NET BOOK VALUES
Closing balance	—	27,621

YANZHOU COAL MINING COMPANY LIMITED

23.	INVESTMENTS IN SECURITIES

The amounts represent cost of available-for-sale equity investments of the Group.

The amounts principally include an unlisted equity investment of RMB60,421,000 in the form of state legal person shares of Shenergy Company Limited, a company listed on the SSE. These shares are not tradable on the SSE.

In the opinion of directors, the carrying value of the Group’s unlisted equity investments is approximate to their fair value.

24.	DEPOSIT PAID FOR ACQUISITION OF A SUBSIDIARY

The amount represents the payment made by the Group to the Parent Company in relation to the transfer of a 95.67% equity interest in Yankuang Heze Power Chemical Co. Ltd., (“Heze”), a limited liability company established in the PRC with registered capital of RMB600,000,000, owned by the Parent Company (see also note 30). The principal activity of Heze is the development of ancillary projects of Wangfu Coal Mine and Zhaolou Coal Mine in Shandong Province in the PRC. At June 30, 2005, the Company had not yet obtained all the approvals from the State-owned Assets Supervision and Administration Commission of the Shandong Province and the shareholders of the Company for such transfer and therefore, the amount is presented as a deposit on the balance sheet.

25.	ACCOUNTS PAYABLE

The following is an aged analysis of accounts payable at the reporting date:

	At June 30, 2005	At December 31, 2004
	RMB’000	RMB’000
1 - 180 days	192,125	360,684
181 - 365 days	107,273	85,714
1 - 2 years	31,785	31,883

	331,183	478,281

YANZHOU COAL MINING COMPANY LIMITED

26.	(PREPAYMENT) PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

	Six months ended June 30, 2005	Year ended December 31, 2004
	RMB’000	RMB’000
Opening balance	(103,407)	85,022
Additional provision in the period/year	367,538	313,172
Transfers to prepayments and accrued expenses	(361,148)	(501,601)

Closing balance	(97,017)	(103,407)

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. The payment during the period/year included mainly rehabilitation costs paid on mining areas relating to mining activities in the future periods and therefore the balance is presented as a prepayment at the balance sheet dates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

27.	UNSECURED BANK BORROWING

During the year ended December 31, 2002, the Group obtained a new bank loan in the amount of RMB1,200,000,000, of which the repayment had been guaranteed by the Parent Company. The loan bears interest at 6.21% per annum and is repayable in instalments over a period of 7 years, the first repayment instalment of which was due in August 2004. The proceeds were used to finance the acquisition of Railway Assets (note 1).

During the year ended December 31, 2003, the interest rate of the bank loan was adjusted to 5.76% per annum, pursuant to the terms of the loan agreement. The Company has made a partial repayment of RMB600,000,000 during that year and according to the terms of the loan agreement, the remaining balance of the loan became repayable in annual instalments over the following 3 years, the first repayment instalment of which was due and paid in August 2004. Interests are repayable quarterly over the terms of the loan.

The above loan is repayable as follows:

At June 30, 2005 and at December 31, 2004
RMB’000
Within one year	200,000
More than one year, but not exceeding two years	200,000

400,000
Less: Amount due within one year and included in current liabilities	(200,000)

Amount due after one year	200,000

YANZHOU COAL MINING COMPANY LIMITED

28.	DEFERRED TAX LIABILITY

	Provision for land subsidence, restoration, rehabilitation and environmental costs	Temporary Difference on work safety costs	Total
	RMB’000	RMB’000	RMB’000
Balance at January 1, 2004	88,872	—	88,872
Charge for the year	(44,436)	(67,540)	(111,976)

Balance at December 31, 2004 and January 1, 2005	44,436	(67,540)	(23,104)
Charge for the period (note 11)	(11,109)	(42,115)	(53,224)

Balance at June 30, 2005	33,327	(109,655)	(76,328)

There was no material unprovided deferred tax for the period/year or at the balance sheet date.

29.	SHAREHOLDERS’ EQUITY

The Company’s share capital structure at the balance sheet date is as follows:

Class of shares	Type of shares	Number of shares at June 30, 2005 and at December 31, 2004
Domestic invested shares	- State legal person shares (held by the Parent Company)	1,670,000,000
	- A shares (note 1)	180,000,000
Foreign invested shares	H shares (including H shares represented by ADS) (note 3)	1,224,000,000

Total		3,074,000,000

Each share has a par value of RMB1.

Pursuant to regulation in the PRC, the Company is required to transfer an annual amount to a future development fund at RMB6 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

Pursuant to the regulations of the Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Province and the Shandong Province Coal Mining Industrial Bureau, the Company is required to transfer an additional amount at RMB5 per tonne of raw coal mined from July 1, 2004 to the future development fund for the future improvement of the mining facilities.

YANZHOU COAL MINING COMPANY LIMITED

29.	SHAREHOLDERS’ EQUITY – continued

The Company has to set aside 10% of its net income for the statutory common reserve fund (except where the fund has reached 50% of the Company’s registered capital) and 5% to 10% of its net income for the statutory common welfare fund. The statutory common reserve fund can be used for the following purposes:

•	to make good losses in previous years; or

•	to convert into capital, provided such conversion is approved by a resolution at a shareholders’ general meeting and the balance of the statutory common reserve fund does not fall below 25% of the registered capital.

The statutory common welfare fund, which is to be used for the welfare of the staff and workers of the Company, is of a capital nature.

In accordance with the Company’s Articles of Association, the net income for the purpose of appropriation will be deemed to be the lesser of the amounts determined in accordance with (i) PRC accounting standards and regulations and (ii) IFRS or the accounting standards of the places in which its shares are listed.

The Company can also create a discretionary reserve in accordance with its Articles of Association or pursuant to resolutions which may be adopted at a meeting of shareholders.

The Company’s distributable reserve as at June 30, 2005 is the retained earnings computed under PRC GAAP which amounted to approximately RMB5,379,436,000 (as at December 31, 2004: RMB4,522,369,000).

30.	RELATED PARTY TRANSACTIONS

The amounts due from Parent Company and its subsidiary companies were non-interest bearing, unsecured and no specific terms of repayments. The amounts were fully settled during the period.

The amounts due to Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to the Parent Company and its subsidiary companies as at June 30, 2005 included the present value of outstanding balance that arose from the funding of the acquisition of the mining rights of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings.

The consideration for the cost of the mining rights of approximately RMB132,479,000 is to be settled over ten years by equal annual instalments before December 31 of each year, commencing from 2001.

YANZHOU COAL MINING COMPANY LIMITED

30.	RELATED PARTY TRANSACTIONS – continued

	At June 30, 2005	At December 31, 2004

	RMB’000	RMB’000
Amounts due to Parent Company and its subsidiary companies:

Within one year	673,554	—
More than one year, but not exceeding two years	9,230	9,230
More than two years, but not exceeding five years	24,574	24,574
Exceeding five years	7,253	7,253

Total due	714,611	41,057
Less: amount due within one year	(673,554)	—

Amount due after one year	41,057	41,057

Except for the outstanding consideration for cost of mining rights of RMB41,057,000 as described above, the amounts due to Parent Company and/or its subsidiary companies have no specific terms of repayment but is expected to be repaid within one year.

During the periods, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Six months ended June 30,
	2005	2004
	RMB’000	RMB’000
Income
Sales of coal	390,037	214,045
Sales of auxiliary materials	226,496	184,702
Utilities and facilities	14,500	14,500

Expenditure
Utilities and facilities	174,721	165,121
Annual fee for mining rights	6,490	6,490
Purchases of supply materials and equipment	142,414	101,935
Repairs and maintenance services	55,635	47,262
Social welfare and support services	110,961	97,105
Technical support and training	7,565	7,565
Road transportation services	20,583	8,341
Construction services	—	160,342

Certain expenditures for social welfare and support services (excluding medical and child care expenses) of RMB31,875,000 for each of the six months ended June 30, 2005 and 2004, and for technical support and training of RMB7,565,000 for each of the six months ended June 30, 2005 and 2004, have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

The above transactions were charged either at markets prices or based on terms agreed by both parties.

YANZHOU COAL MINING COMPANY LIMITED

30.	RELATED PARTY TRANSACTIONS - continued

On November 16, 2004, the Group entered into an equity transfer agreement, pursuant to which the Parent Company agreed to transfer a 95.67% equity interests in Heze owned by the Parent Company to the Group. On June 28, 2005, the Group entered into a supplementary agreement with the Parent Company whereby the purchase consideration was revised to RMB584.01 million. During the year ended December 31, 2004, the Group made a purchase deposit of RMB574 million (note 24). The remaining balance will be satisfied by cash upon the completion of the acquisition.

The acquisition of Heze is subjected to the approval from the shareholders of the Company at an extraordinary general meeting to be held in August 2005 and approval from the State-owned Assets Supervision and Administration Commission of the Shandong Province, details of which are set out in a circular to the shareholders of the Company dated June 29, 2005.

In addition to the above, the Company participates in a multi-employer scheme of the Parent Company in respect of retirement benefits (note 32).

31.	COMMITMENTS

	At June 30, 2005	At December 31, 2004

	RMB’000	RMB’000
Capital expenditure contracted for but not provided in the financial statements in respect of acquisition of property, plant and equipment	334,344	12,872
Capital expenditure authorised but not contracted for in respect of development of new coal mines	2,100,000	2,100,000

	2,434,344	2,112,872

In addition to the above, the Company is required to set aside an amount at RMB8 per tonne of raw coal mined from May 1, 2004 for the enhancement of safety production environment and facilities (“Work Safety Cost”) pursuant to the regulations of the State Administration of Work Safety. The Work Safety Cost that is required to be used for the above purposes but has not yet been applied amounted to RMB153,022,000 as at June 30, 2005 (December 31, 2004: RMB5,484,000).

32.	RETIREMENT BENEFITS

Qualifying employees of the Company are entitled to pension, medical and other welfare benefits. The Company participates in a multi-employer scheme of the Parent Company and pays a monthly contribution to the Parent Company in respect of retirement benefits at an agreed contribution rate based on the monthly basic salaries and wages of the qualified employees. The Parent Company is responsible for the payment of all retirement benefits to the retired employees of the Company.

The monthly contribution rate has been set initially at 45% of the aggregate monthly basic salaries and wages of the Company’s employees, and was fixed until December 31, 2001. Upon expiration of the initial period, the Company and the Parent Company determined that the contribution rate should remain at 45% for the period from January 1, 2002 to December 31, 2006.

YANZHOU COAL MINING COMPANY LIMITED

32.	RETIREMENT BENEFITS - continued

The Company’s subsidiaries are participants in a state-managed retirement scheme pursuant to which the subsidiaries pay a fixed percentage of the qualifying staff’s wages as a contribution to the scheme. The subsidiaries’ financial obligations under this scheme are limited to the payment of the employer’s contribution. During the period, contributions payable by the subsidiaries pursuant to this arrangement were insignificant to the Group.

At the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes, available to reduce the contribution payable in the future years.

33.	HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the six months ended June 30, 2005 and 2004. Such expenses, amounting to RMB18,600,000 for each of the six months ended June 30, 2005 and 2004, have been included as part of the social welfare and support services expenses summarized in note 32.

The Company currently makes a fixed monthly contribution for each of its qualifying employees to a housing fund which is equally matched by a contribution from the employees. The contributions are paid to the Parent Company which utilizes the funds, along with the proceeds from the sales of accommodation and, if the need arises, from loans arranged by the Parent Company, to construct new accommodation. Starting from 2002, the Parent Company intends to sell the new accommodation by reference to market prices instead of cost. Accordingly, the Company paid an additional housing allowance to the employees at a percentage of their wages.

34.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of bills and accounts receivable, accounts payable and variable debts approximate their fair value because of the short maturity of these amounts. In addition, the carrying amount of the bank borrowing approximates its fair value as the interest rate approximates the market rate.

35.	CONCENTRATION OF CREDIT RISK

The Group maintains its cash and cash equivalents with banks in the PRC.

The Group generally grants long-term customers credit terms with a range from one to four months, depending on the situations of the individual customers. For small to medium size new customers, the Group generally requires them to pay for the products before delivery.

Most of the Group’s domestic sales are sales to electric power plants, metallurgical companies, construction material producers and railway companies. The Group generally has established long-term and stable relationships with these companies. The Group also sells its coal to provincial and city fuel trading companies.

As the Group does not currently have direct export rights, all of its export sales must be made through National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. The quality, prices and final customer destination of the Group’s export sales are determined by the Group, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. The Group intends to apply for direct export rights although there can be no assurance that such rights will be obtained on a timely basis.

YANZHOU COAL MINING COMPANY LIMITED

35.	CONCENTRATION OF CREDIT RISK - continued

For the six months ended June 30, 2005 and 2004, net sales to the Group’s five largest domestic customers accounted for approximately, 21% and 37%, respectively, of the Group’s total net sales. Net sales to the Group’s largest domestic customer, Huadian Power International Corporation Limited (2004: the Shandong Power and Fuel Company), accounted for 13% (2004: 18%) of the Group’s net sales for the six months ended June 30, 2005. The Shandong Power and Fuel Company purchases coal on behalf of several power plants in Shandong Province, the largest of which, the Zouxian Electric Power Plant, alone accounted for 13% of the Group’s net sales for the six months ended June 30, 2004.

Details of the amounts receivable from the five customers with the largest receivable balances at June 30, 2005 and December 31, 2004 are as follows:

	Percentage of accounts receivable
	At June 30, 2005	At December 31, 2004
Five largest receivable balances	56%	75%

36.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND PRC GAAP

The condensed financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(i)	adjustment of future development fund (note 29), which is charged to income before income taxes under PRC GAAP, to shareholders’ equity;

(ii)	reversal of the Work Safety Cost provided but not yet incurred (note 31), which is charged as an expense when set side under PRC GAAP;

(iii)	negative goodwill arising under IFRS for the acquisition of Jining III is recognized as income in the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets prior to January 1, 2005. No negative goodwill arose from the above transaction under PRC GAAP;

(iv)	the installments payable to the Parent Company for the acquisition of Jining III have been stated at present value discounted using market rates under IFRS while under PRC GAAP, the installments payable are stated at gross amount. Accordingly, deemed interest expense arises on the installments payable to the Parent Company under IFRS and no such interest expenses are recognized under PRC GAAP;

(v)	write off pre-operating expenses capitalized in a subsidiary of the Company as a long term asset under PRC GAAP;

YANZHOU COAL MINING COMPANY LIMITED

36.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND PRC GAAP - continued

(vi)	reversal of amortisation of goodwill under PRC GAAP, which is not amortized but instead tested for impairment at least annually under IFRS from January 1, 2005 onwards; and

(vii)	recognition of a deferred tax asset/liability under IFRS for the tax consequence of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities, which are not recognized under PRC GAAP.

The following table summarizes the differences between IFRS and PRC GAAP:

	Net income attributable to equity holders of the Company for six months ended June 30,		Net assets attributable to equity holders of the Company as at
	2005	2004	June 30, 2005	December 31, 2004
	RMB’000	RMB’000	RMB’000	RMB’000
As per condensed financial statements prepared under IFRS	1,884,054	1,224,433	16,634,419	15,523,751
Impact of IFRS adjustments in respect of:
- transfer to future development fund which is charged to income before income taxes under PRC GAAP	(202,864)	(168,874)	(188,880)	(96,669)
- reversal of Work Safety Cost	(127,619)	—	(332,287)	(204,668)
- release of negative goodwill to income	—	(13,810)	(138,101)	(110,480)
- deemed interest expenses	1,930	2,275	111,292	109,362
- write-off of pre-operating expenses of a subsidiary	54,856	—	54,856	—
- reversal of goodwill amortization	(6,958)	—	(6,958)	—
- deferred tax effect on temporary differences not recognized under PRC GAAP	53,224	13,854	76,328	23,104
- others	—	390	8,071	8,071

As per financial statements prepared under PRC GAAP	1,656,623	1,058,268	16,218,740	15,252,471

Note:	There are also differences in other items in the condensed financial statements due to differences in classification between IFRS and PRC GAAP.

YANZHOU COAL MINING COMPANY LIMITED

37.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP

The condensed financial statements are prepared in accordance with IFRS (“IFRS Financial Statements”), which differ in certain significant respects from US GAAP. The significant differences relate principally to the accounting for the acquisitions of Jining II, Jining III and Railway Assets, the cost bases of property, plant and equipment and land use rights and related adjustments to deferred taxation.

Under IFRS Financial Statements, the acquisitions of Jining II, Jining III and Railway Assets have been accounted for using the purchase method which accounts for the assets and liabilities of Jining II, Jining III and Railway Assets at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill. Prior to January 1, 2005, such goodwill was amortized over a period of ten to twenty years. Subsequent to January 1, 2005, such goodwill is tested for impairment at least annually. Prior to January 1, 2005, any excess of the fair value of the net assets acquired over the purchase consideration was as negative goodwill, which was presented as a deduction from the assets of the Group in the condensed consolidated balance sheet, and such negative goodwill was released to the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets. The carrying amount of negative goodwill at January 1, 2005 has been derecognized. Therefore, an adjustment has been made to opening retained earnings and negative goodwill at January 1, 2005.

Under US GAAP, as the Group, Jining II, Jining III and Railway Assets are entities under the common control of the Parent Company, the assets and liabilities of Jining II, Jining III and Railway Assets are required to be included in the condensed consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of Jining II, Jining III and Railway Assets acquired and the purchase price paid is recorded as an adjustment to shareholders’ equity.

Under IFRS Financial Statements, the mining rights of Jining III are stated at purchase consideration less amortization. Mining rights are amortized on a straight line basis over twenty years, being the useful life estimated based on the total proven and probable reserves of the coal mine. Under US GAAP, as both the Group and Jining III are entities under the common control of the Parent Company, the mining rights have to be restated at nil cost and no amortization on mining rights will be recognized. However, a deferred tax asset relating to the capitalization of mining rights is required to be recognized under US GAAP as a higher tax base resulting from the capitalization is utilized for PRC tax purposes.

Under IFRS Financial Statements, property, plant and equipment and land use rights are stated at their respective fair values at the date of acquisition even including transactions between entities under common control. The fair value amount becomes the new cost basis of the assets of the Company formed from the reorganization and depreciation is based on such new basis. Under US GAAP, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Accordingly, property, plant and equipment and land use rights are restated at the historical cost and no additional depreciation on the fair value amounts will be recognized under US GAAP. However, a deferred tax asset relating to the difference in cost bases between the fair value at the date of acquisition and historical cost is required to be recognized under US GAAP as the tax basis of the assets is the fair value amount at the date of acquisition.

YANZHOU COAL MINING COMPANY LIMITED

37.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP - continued

Under IFRS Financial Statements, the acquisition of Yanmei Shipping has been accounted for using purchase method which accounted for the assets and liabilities of Yanmei Shipping at their fair value at the date of acquisition. The excess of the purchase consideration over the value of the net assets acquired is capitalized as a goodwill and was, prior to January 1, 2005, amortized over a period of ten years. After January 1, 2005, such goodwill is tested for impairment at least annually. Under US GAAP, goodwill is not amortized but instead tested for impairment at least annually starting from the initial recognition of goodwill in 2003, when Yanmei Shipping was acquired by the Group.

The adjustments necessary to restate net income and shareholders’ equity in accordance with US GAAP are shown in the tables set out below.

	Six months ended June 30,
	2005		2004
	RMB’000		RMB’000
Net income attributable to equity holders of the Company as reported under IFRS		1,884,054		1,224,433

US GAAP adjustments:

Additional depreciation charged on fair valued property, plant and equipment and land use rights		94,064		93,958
Additional deferred tax charge due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and land and use rights and capitalization of mining rights		(32,134)		(32,100)
Amortization of negative goodwill on acquisition of Jining III		—		(13,810)
Amortization of mining rights of Jining III		3,312		3,316
Amortization of goodwill arising on acquisition of Jining II		—		390
Amortization of goodwill arising on acquisition of Railway Assets		—		4,440
Amortization of goodwill arising on acquisition of Yanmei Shipping		—		558

Net income under US GAAP		1,949,296		1,281,185

Earnings per share under US GAAP	RMB	0.40	RMB	0.28

Earnings per ADS under US GAAP	RMB	19.82	RMB	13.95

YANZHOU COAL MINING COMPANY LIMITED

37.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP - continued

	At June 30, 2005	At December 31, 2004
	RMB’000	RMB’000
Equity attributable to the equity holders of the Company as reported under IFRS	16,634,419	15,523,751

US GAAP adjustments:

Difference in cost bases of property, plant and equipment and land use rights	(2,561,032)	(2,561,032)
Additional depreciation charged on fair valued property, plant and equipment and land use rights	1,407,002	1,312,938
Additional deferred tax asset due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and land use rights	380,830	411,871
Goodwill arising on acquisition of Jining II	(10,106)	(10,106)
Negative goodwill arising on acquisition of Jining III, net	—	27,621
Mining rights of Jining III	(102,671)	(105,983)
Additional deferred tax asset due to a higher tax base resulting from capitalization of mining rights	33,881	34,974
Goodwill arising on acquisition of Railway Assets	(97,240)	(97,240)
Amortization of goodwill on acquisition of Yanmei Shipping	1,116	1,116

Shareholders’ equity under US GAAP	15,686,199	14,537,910

Under US GAAP, the Group’s total assets would have been RMB19,551,198,000 and RMB17,327,752,000 at June 30, 2005 and December 31, 2004, respectively.

Details of recent accounting pronouncements are as follows:

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs - an amendment of ARB No. 43, Chapter 4”. SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. The Company does not anticipate that the adoption of this standard will have a material effect on its financial position or results of operations.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 153, “Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”) which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28”. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position or results of operations.

YANZHOU COAL MINING COMPANY LIMITED

COMPANY INFORMATION

Registered Name:

English Name:	Yanzhou Coal Mining Company Limited

Registered Address:	Yanzhou Coal Mining Company Limited
298 Fushan South Road
Zoucheng
Shandong Province
PRC

Post Code:	273500

Website:	http://www.yanzhoucoal.com.cn

E-mail address:	yzc@yanzhoucoal.com.cn

Legal Representative:	Wang Xin

Company Secretary:	Chen Guangshui

Authorized Representative:	Wu Yuxiang
Chen Guangshui
298 Fushan South Road
Zoucheng, 273500
Shandong Province
PRC
Tel: 86-537-5382319
Fax: 86-537-5383311

Places of Listing:	A shares:
Shanghai Stock Exchange
Ticker Symbol: 600188
Stock Abbreviation: Yanzhou Mei Ye

H shares:
The Stock Exchange of Hong Kong Limited
Share Code: 1171

ADS:
The New York Stock Exchange, Inc.
Ticker Symbol: YZC

About the Company

Our contact information of this release is:

•	Business address: 40 Fushan Road, zoucheng, Shandong Province, PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Director and Company Secretary; (86) 537 538 3310